 Exhibit 99.1

November 18, 2015

Quarterly report for the period ended

September 30, 2015

•	Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

•	Directors' report on the state of the Company’s affairs for the period ended September 30, 2015

•	Interim Financial Statements as at September 30, 2015

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Update to Chapter A

(Description of Company Operations)

of the Periodic Report for 2014

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

2

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Update to Chapter A (Description of Company Operations) 1

to the Periodic Report for 2014 ("Periodic Report")

of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	General development of the Group's business

Section 1.1.2 - Merger of the Company and DBS

In the matter of the Company’s engagement in a transaction with Eurocom DBS to acquire Eurocom DBS’s entire holdings in DBS - on June 23, 2015, approval was received from the Minister of Communications to transfer the means of control in DBS in which the Company will control DBS and will hold the entire issued and paid-up capital of DBS. Subsequently, on June 24, 2015, the aforesaid transaction was completed. On this occasion, the Company transferred to Eurocom DBS the cash consideration for the transaction in the amount of NIS 680 million, Eurocom DBS transferred to the Company all its shares and rights to shares in DBS and assigned to the Company its entire rights in the shareholders’ loans that it had provided to DBS, and the director in DBS representing Eurocom DBS resigned his position. Upon completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

Section 1.3.3 - Dividend distribution

For information about a dividend distribution in the amount of NIS 844 million in respect of profits in the second half of 2014 that was approved by a general meeting of the Company’s shareholders on May 6, 2015, and in connection with a dividend distribution in the amount of NIS 933 million for profits in the first half of 2015 that was approved by a general meeting of the Company’s shareholders on September 21, 2015 and distributed on October 26, 2015, see Note 7 to the Company’s Financial Statements for the period ended September 30, 2015.

Outstanding, distributable profits at the reporting date - NIS 419 million2 (surpluses accumulated over the last two years, after subtracting previous distributions and excluding the Special Distribution).

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2014 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.
[2]	Including revaluation gains in the amount of NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 1.4.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	1,101	1,105	1,113	1,086	1,081	1,073	1,077
Operating profit (NIS million)	512	662	547	507	498	471	504
Depreciation and amortization (NIS million)	184	180	176	170	178	172	168
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	696	842	723	677	676	643	672
Net profit (NIS million) (8)	256	382	346	293	263	251	295
Cash flow from current operations (NIS million)	686	456	548	499	599	545	616
Payments for investments in property, plant & equipment and intangible assets (NIS million)	230	191	231	195	210	207	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	21	80	12	82	69	42	28
Free cash flow (NIS million) (2)	477	345	329	386	458	380	434
Number of active subscriber lines at the end of the period (in thousands)(3)	2,193	2,204	2,208	2,205	2,205	2,205	2,214
Average monthly revenue per line (NIS) (ARPL)(4)	60	60	61	62	63	63	64
Number of outgoing minutes (in millions)	1,373	1,396	1,459	1,482	1,588	1,522	1,608
Number of incoming minutes (in millions)	1,408	1,385	1,428	1,440	1,498	1,424	1,467
Number of active subscriber lines at the end of the period (in thousands)(7)	1,448	1,418	1,390	1,364	1,335	1,308	1,289
Number of active subscriber lines at the end of the period (in thousands) - wholesale(7)	177	78	11	-	-	-	-
Average monthly revenue per Internet subscriber (NIS) - retail	88	88	87	85	85	84	82
Average bundle speed per Internet subscriber (Mbps)(5)	36.7	34.9	33.2	32.5	24.0	21.9	20.0
Churn rate (6)	2.6%	2.4%	2.4%	2.5%	2.8%	2.8%	3.0%

(1)	EBITDA (Earnings before depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(8)	Commencing in Q2 2015, the Company revised the internal management reporting structure in connection with financing income for shareholders loans that were provided to DBS and it no longer presents the financing income for shareholders loans as part of financing income for the fixed line domestic carrier segment. Comparison figures were restated so as to reflect the change in reporting structure. In this matter see Note 12.1 to the Company’s Financials.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

B.	Pelephone

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue from services (NIS million)	521	502	499	584	610	622	637
Revenues from sale of equipment (NIS million)	208	219	228	251	214	221	280
Total revenue (NIS million)	729	721	727	835	824	843	917
Operating profit (NIS million)	61	53	32	74	122	127	126
Depreciation and amortization (NIS million)	109	106	104	111	108	105	106
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	170	159	136	184	231	232	232
Net profit (NIS million)	55	49	36	59	100	106	108
Cash flow from current operations (NIS million)	163	202	351	158	286	420	349
Payments for investments in property, plant and equipment and intangible assets (NIS million)	90	199	72	80	83	85	73
Free cash flow (NIS million) (1)	73	3	279	78	203	335	276
Number of subscribers at end of the period (thousands) (2)	2,569	2,566	2,565	2,586	2,600	2,610	2,631
Average monthly revenue per subscriber (NIS) (ARPU) (3)	68	65	65	75	78	79	80
Churn rate (4)	6.4%	6.1%	6.5%	5.6%	7.3%	6.5%	7.5%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).
(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

C.	Bezeq International

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	389	391	393	398	385	366	355
Operating profit (NIS million)	59	62	61	57	59	58	58
Depreciation and amortization (NIS million)	33	32	32	33	32	33	32
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	92	94	93	90	92	90	90
Net profit (NIS million)	41	45	44	39	42	41	42
Cash flow from current operations (NIS million)	69	74	62	71	71	95	74
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	28	26	53	28	27	23	31
Free cash flow (NIS million) (1)	40	48	9	43	44	72	43
Churn rate (3)	4.4%	4.2%	4.1%	4.7%	4.5%	3.7%	4.0%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	446	439	440	440	432	428	424
Operating profit (NIS million)	74	70	59	57	76	67	73
Depreciation and amortization (NIS million)	78	80	76	78	75	74	70
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	152	150	135	135	151	141	143
Net profit (loss) (NIS million)	(75)	(166)	(3)	(87)	(86)	(115)	(34)
Cash flow from current operations (NIS million)	145	106	149	122	101	106	113
Payments for investments in property, plant and equipment and intangible assets (NIS million)	75	82	65	94	64	68	78
Free cash flow (NIS million) (1)	70	24	84	27	38	38	35
Number of subscribers (at the end of the period, in thousands) (2)	639	638	634	632	623	613	607
Average monthly revenues per subscriber (ARPU) (NIS)(3)	232	230	232	234	233	234	234
Churn rate (4)	3.9%	3.1%	3.4%	2.9%	3.2%	3.1%	3.6%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 1.5 - Forecast regarding the Group

On the forecast for the Group for 2015 as published in the 2014 financials -

Net profit for shareholders is expected to be approximately NIS 1.7 billion.

The exercising of the transaction for the purchase of all the holdings in DBS (see update to Section 1.1.2) and the amendment to the collective labor agreement (see update to Section 2.9) do not change the forecast.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including that the forecasts do not include the effects of provision for the early retirement of employees.

The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to carry out its plans in 2015. Actual results might differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or insofar as one or more of the risk factors listed in Sections 2.21, 3.20, 4.17 and 5.21 in the 2014 reports, materializes.

Section 1.6 - General environment and the influence of external factors on the Group's activity

Section 1.6.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Following the HCJ ruling of March 25, 2015 that a round-table discussion must be held with the participation of the Company and the State, as a form of post hearing, to examine the Company’s arguments (professional and technical arguments, including technical issues which the Company claims are impossible to implement), in an effort to clarify such issues wherever possible and make the necessary amendments, and after which the Company and the State must submit statements to the Court within 60 days, the Company and the Ministry of Communications [MOC] held discussions on the subject of the possible implementation of the wholesale telephony service and issues pertaining to the economic pricing model.

On April 20, 2015, the Company received a letter from the Director General of the Ministry of Communications on the subject of providing wholesale telephony service. According to the letter, further to the meetings between MOC and the Company pursuant to the above-mentioned HCJ ruling, it emerges, according to MOC, that provision of the wholesale services on the Bezeq network is technically feasible, with slight adjustments, within a short period and at negligible cost. The letter also states that the Ministry believes there are several possible technological solutions to providing the service in accordance with the service portfolio on time, and the letter includes a summary of three of these solutions. MOC therefore expects Bezeq to prepare for providing the service on the scheduled date (May 17, 2015). To this end, by April 27, 2015 the Company was required to submit documents to the Ministry describing the computerized interface for this service, and the letter also stipulates that insofar as Bezeq fails to submit these documents on time, the Ministry will take the view that Bezeq has no intention of providing the wholesale telephony service in accordance with its license, and it will take every available course of action (a copy of the letter sent by the Director General of the Ministry of Communications is attached to the Company’s immediate report dated April 20, 2015, included in this report by way of reference). On April 26, 2015, the Company submitted its comments on this letter, completely rejecting the allegation that it had used the argument of the unfeasibility of the implementation to avoid providing the telephony services, and that the “technological solutions” presented in the Ministry’s letter do not resolve the problem of unfeasibility and make it impossible to provide wholesale telephony services on the Company’s existing network; nor are they consistent with the format for providing the services as defined in the service portfolio (in this context, the Company even suggested appointing an independent expert to examine the feasibility of the options put forward by the Ministry of Communications). Furthermore, the Company noted that the documents relating to the computerized interface for the service cannot be prepared as long as the service itself is impossible to implement (or even, taking the Ministry’s position, until the format for the service has been defined and, according to the Ministry, several options may be possible).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

On May 7, 2015, the Minister of Communications, Minister of Finance and Ministry of Communications submitted an updated notice on the Company’s aforementioned petition, whereby, after the MOC held meetings with the Company subsequent to the HCJ decision, the Ministry concluded that the provision of wholesale telephony services by the Company was technically feasible and that had the Company made preparations in advance, there would have been no technical impediment to opening the wholesale market in this field on the scheduled date, May 17, 2015. As for the economic issues, the notice stated that the Ministry of Communications had concluded that the Company’s arguments that the tariffs were unreasonable should not be accepted. Nevertheless, after re-examining the Company's arguments, it had reached the conclusion that there was room to make certain changes in matters concerning the demand for data usage and requirements concerning the quality of the service as defined in the service portfolio (which MOC believes do not affect the tariffs), including the Ministry's intention to publish a preliminary hearing for the entire market and not to enforce requirements concerning the quality of the service at this stage. The notice included expert opinions by MOC's engineering and economic professionals. On May 25, 2015, the Company submitted its revised notice in this proceeding. In the revised notice, the Company rejects the statements in the State's update, and noted that contrary to the State's conclusions (1) the various solutions put forward by the Ministry for providing telephony services in a wholesale market are not technically feasible, and. (2) the tariffs determined by the MOC for the provision of the wholesale market services are unreasonable. The Company also argued that the Ministry of Communications has not completed the discussions to evaluate the Company's arguments, as requested by HCJ, and has held steadfastly to its decisions such that the unreasonableness of those decisions has remained unchanged. The Company’s revised notice included an engineering opinion prepared by an external expert and an internal economic opinion (together with an external comparative study indicating that the wholesale price in European countries on which the Ministry relied, is more than double the price determined by the Israeli ministry). On October 8, 2015, MOC notified the court that, without prejudice to its position, it is of the opinion that in light of the importance attributed by the MOC to the ability of the service providers to offer their subscribers a service package which includes the telephony service, and in order not to allow any further delay in the provision of this service, the MOC is preparing a hearing document which it intends to make public shortly, regarding the obligation of the Company to offer to the service providers a telephony service, by way of a resale arrangement, and to prescribe the maximum tariffs for the provision of such service. In its notice, the MOC stated that this was a different wholesale service which, in accordance with the Company's own line of argument, does not require any preparation or modification to be performed in its engineering systems, and therefore could be offered immediately, and that this offer was proposed as a temporary solution for a limited period of one year. On October 11, 2015, the petition was heard at which, inter alia, in view of the MOC notice concerning publication of a new hearing, the court dismissed the petition insofar as it relates to wholesale telephony services and it ruled that revised notifications would be submitted on the subject of the tariffs which is still pending. At this stage, the Company is unable to predict the outcome or effect of the hearing.

Until May 16, 2015, retail subscribers were transferred to a wholesale subscription (wholesale BSA service) via a non-automated process (a manual process that requires the intervention of Company employees). Notably, the Ministry of Communications and some of the communications operators had complaints regarding the Company’s work capacity at that stage. As of May 17, 2015, the transfer is made by means of an automated process that does not require human intervention.

On May 11, 2015, the Company received notice from the MOC of its intention to impose a monetary sanction in connection with the implementation of the broadband reform (the "Notice"), whereby, as detailed in the supervisory report attached to the Notice, the Ministry found that the Company was not in compliance with the directives prescribed in the service portfolio and that such course of conduct amounted to a violation under Item (5) of Section D of the Addendum to the Communications Law (Telecommunications and Broadcasting), 1982. The Ministry therefore intends to impose on the Company a monetary sanction of NIS 11,343,800, which is the maximum amount prescribed by the law. According to the Notice, the Ministry believes that the Company's conduct since the launching of the reform amounts, at the very least, to a violation of the provisions of the service portfolio in the following matters:

1.	The Company conducted customer retention calls prior to completing the transition (to wholesale);

2.	The Company did not enable implementation of a verbal transition process during the interim period until the establishment of an automated interface;

3.	The Company did not comply with the timeframe prescribed for transferring an infrastructure subscriber from the Company to a service provider, and for transferring a subscriber between suppliers on the Company's infrastructure

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

4.	The Company operated the service provider call center in a limited scope compared with the other centers, thereby discriminating between the different types of subscribers.

The explanations provided in the Notice stated, among other reasons, that the violation made it difficult to create competition in the market, assisted the Company in maintaining its monopolistic market share and the resulting high revenues, and that the Company's conduct could harm and even prevent an important and significant reform in the Israeli communications market, which was designed to ensure the public's interest, consumers' welfare and competition in various markets, including in the Internet and telephony sectors, and in the future in the commercial broadcasting and other sectors

The Company rejected the Notice and submitted its counter-arguments, including that it rejects the unsubstantiated statements and determinations in the Notice in the context of preventing the reform and monopolistic practices. At the same time, the Company presented the Ministry’s unreasonable course of conduct and the updating of the service portfolio in excess of its authority, while disregarding the complexity of the non-automated processes and the time frame prescribed for them.

On June 1, 2015, the Ministry of Communications published a hearing concerning the use of terminal equipment in a wholesale market, whereby it is considering the establishment of an “associate arrangement” for the BSA service portfolio, according to which retail subscribers that become wholesale subscribers will be able to continue to use the Company’s terminal equipment for a further 6 months, after which the equipment will be returned to the Company. On June 30, 2015, the Company filed its position opposing the arrangement under consideration, which infringes upon the Company’s proprietary rights and expropriates its property, is contrary to the approach and justification underlying the wholesale service in that it detracts from the service provider’s responsibility at the Company’s expense, where there is no market failure, lack of infrastructure or bottleneck, and it fails to comply with the clause limiting infringement of a basic right. On the same date, Bezeq International filed its position which also opposes the arrangement under consideration and asks for the conditions of the arrangement to be amended. On August 31, 2015, the MOC submitted to the Company (and to Partner and Cellcom) a draft consent agreement concerning the temporary use of terminal equipment owned by the Company or by a supplier when customers move from one service provider to another. The Company submitted its remarks on the draft on September 3, 2015.

On June 15, 2015, the Antitrust Authority asked the Company for information as part of a review being conducted by the Antitrust Commissioner in relation to the provision of wholesale services on the Company’s network, including information about requests to connect customers as part of the wholesale market, the dates of visits by technicians and Company documents relating to the reform of the wholesale market. The Company submitted the information as requested by the Authority.

Section 1.6.4 - Regulatory oversight and changes in the regulatory environment - additional topics

Sub-section F - Enforcement and monetary penalties - the Ministry of Communications has recently made extensive use of the oversight powers and has issued notice of its intention to impose monetary sanctions on the Company regarding on-going regulatory matters as well as matters pertaining to implementation of the wholesale market. The Company submitted its comments on these oversight reports and notice of the imposition of such penalties to the Ministry. In some instances the Ministry rejected the Company’s position and imposed monetary sanctions on the Company.

2.	Bezeq (“the Company”) - Domestic fixed-line communications

Section 2.7.4 – Real estate

Sub-sections A and D - on the Company’s right to receive a site in Sakia, further to the Company’s talks with the planning authorities vis-a-vis exercising the Company’s rights under the planning authorization contract between the Company and ILA - in April 2015, a detailed outline plan was submitted to the Regional Planning Committee and published for objections, which determined the purposes, uses, building rights and construction provisions for the zoning in the plan. On October 26, 2015, the Regional Planning Committee approved validation of the outline plan. Subsequently, the Company is expected to sign a lease agreement in connection with the property.

The Company is reviewing the different options open to it for exercising its rights in the property, including the possibility of selling the property or part thereof, some of which might lead to the recording of a significant profit which, according to the Company’s initial estimates and before relevant tests have been conducted, could reach hundreds of millions of shekels.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

The information presented in this section is forward-looking information as defined in the Securities Law, 1968, based, inter alia, on the Company’s estimates in relation to the options open to it for the sale of the property, costs, expenses and taxes in connection with the sale of the property, the Company’s requirements and state of the real-estate market in Israel. Insofar as any of the aforementioned estimates do not materialize, the forward-looking information may not materialize.

Section 2.9 – Human resources and Section 2.17 - Significant agreements

On August 30, 2015, the Company’s Board of Directors approved an amendment (no. 5) to the special collective labor agreement from December 5, 2006 between the Company, the union and the Histadrut. The main points of the amendment are:

1.	An extension of the collective labor agreement and the retirement arrangements through December 31, 2021 and amendment thereof.

2.	As part of the retirement arrangements, the Company will be entitled, at its discretion, to terminate the employment of up to 203 tenured employees (including new tenured employees) each year.

3.	The estimated cost of the agreement, including wage improvements and not including the retirement of employees which is subject to the Company’s discretion, is NIS 280 million throughout the period of the agreement (of which NIS 30 million is contingent on the Company’s results).

Section 2.11 – Working capital

See Section 1.3 of the Board of Directors' Report for information about the Company’s working capital.

At September 30, 2015, the Company has a working capital deficit in the amount of NIS 2,282 million (this figure refers to the Company's separate financial statements. In the Company's consolidated financial statements as at September 30, 2015, there is a working capital deficit in the amount of NIS 1,217 million).

Section 2.13 - Financing

Undertaking to provide credit

On April 2, 2015 and on May 6, 2015, the Company entered into agreements with banking institutions in which context the banks undertook to provide the Company with credit in 2016 to recycle future debt, in the aggregate amount of NIS 900 million. The undertaking is to provide credit to the Company in June 2016 with an average duration of 4.6 years (repayment in five, equal annual installments as of June 1, 2019 until June 1, 2023), at an aggregate interest rate of 3.7% (fixed, shekel non-linked interest). Furthermore, on June 11, 2015, the Company entered into an additional agreement with a financial institution in which context the financial institution undertook to provide the Company with further credit of NIS 500 million to recycle a future debt of the Company in 2016. The undertaking is to provide credit to the Company in December 2016 with an average duration of 4.9 years (repayment in five, equal annual installments from December 15, 2019 through December 15, 2023), at an aggregate interest rate of 4.3% (fixed, shekel non-linked interest). The terms of all the above undertakings and the loans to be provided thereunder, include terms that are similar to those given in relation to other loans provided to the Company, as detailed in Part C, Note 11.2.1 of the 2014 Periodic Report. These conditions include: an undertaking to refrain from creating additional liens over the Company's assets (under certain restrictions); an undertaking whereby, in the event that the Company assumes an undertaking towards a particular party in connection with meeting financial covenants, the Company shall also assume an identical undertaking with respect to this credit (subject to certain exceptions), and also accepted terms for immediate repayment (such as breach events, insolvency, liquidation or receivership and so forth), and cross default (with certain restrictions), that will also apply, mutatis mutandis, with respect to the periods of the undertaking to provide credit.

Additionally, the Company is working to obtain an undertaking to provide credit in 2017, and at the date of the report it received such undertaking in the amount of NIS 400 million.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Guarantee for debentures of DBS

Further to approval given by the Company’s Board of Directors on August 30, 2015, on September 17, 2015 the Company signed letters of guarantee to meet the undertakings of DBS to pay all the outstanding obligations towards the holders of Series B debentures and 2012 debentures of DBS (in the amount of NIS 1.05 billion and NIS 307 million respectively). The letters of guarantee were deposited with representatives of the lenders on September 17, 2015 and September 20, 2015 respectively, against a reduction of the annual rate of interest borne by the debentures (0.5% and 1% respectively), as well as a cancellation of certain sureties and provisions in the deeds of trust and debentures (including undertakings for DBS’s compliance with financial covenants and limitations on the distribution of a dividend by DBS), and all in accordance with the conditions of the deeds of trust of the debentures and the debentures. Notably, under the terms of the debentures, the interest rate is reduced and certain provisions and collaterals in the debentures are cancelled provided that the Company’s rating by Maalot, or a corresponding rating, does not fall below (AA-) (“the Minimum Rating”). This condition was met on the date of providing the guarantees and insofar as in the future the Company’s rating is less than the Minimum Rating, then the reduction in the rate of interest will be cancelled, the cancelled collaterals will be reissued, the cancelled provisions will be re-applied and the guarantee will expire. In the 2012 debentures, the debenture owners will be able to choose between the foregoing and leaving in place the Company’s guarantee, the reduced interest rate, and cancelled collaterals and additional provisions (except if the Company’s rating falls below a Maalot A rating or corresponding rating, then from that date (and until the Company’s rating is restored) the reduced interest rate will be nullified). For the conditions of these debentures, see also Section 5.15 in Chapter A of the 2014 Periodic Report.

Notably, on November 18, 2015, the Board of Directors approved a loan in the amount of NIS 325 million to be provided to DBS for the early repayment of the 2012 debentures. The early repayment is due to take place within 30 days of DBS’s notice to the debenture holders of its intention to make the early repayment, in accordance with DBS’s right under the conditions of the debentures. On this, see also Note 14.3 to the Company’s financial statements for the period ended September 30, 2014.

Raising of public debt

On October 15, 2015 the Company completed an issue of debentures (Series 9 and 10) pursuant to a shelf offering report of the Company from October 13, 2015, published in accordance with a shelf prospectus of the Company dated May 30, 2014. The total (gross) proceeds of this issue for debentures that were allotted in accordance with the shelf offering report amounts to NIS 788,451,000, as follows:

	Consideration (gross)	Annual linked interest	Dates of maturity date and interest payments (for both series)
Debentures (Series 9)	NIS 388,451,000	3.65%, unlinked	Principal - 4 unequal installments:
Debentures (Series 10)	NIS 400,000,000	2.2% linked to the CPI	10% on December 1, 2022 and 30% on each of these dates: December 1, 2023, December 1, 2024 and December 1, 2025. Interest - semi-annual payments on June 1 and December 1 each year.

Furthermore, the Company made undertakings with respect to both the debenture series, the main points of which are:

-	An undertaking not to create any additional liens on its assets (negative lien) without creating an identical lien in favor of the debenture holders, an undertaking that should the Company assume an undertaking towards any entity in connection with compliance with financial covenants, the Company will make an identical undertaking towards the debenture holders, and an undertaking to work so that insofar as this is within its control, the debentures will continue to be rated until they reach full maturity, as specified in Note 11.2.1 in the Company’s 2014 Financials, and all under the conditions specified in the deed of trust for the debentures.

-	Generally accepted causes were included for immediate repayment of the debentures, including breach events, insolvency, liquidation or receivership and so forth, as well as the right to call for immediate repayment should a third-party lender call for immediate repayment of the Company’s debts towards it (of an amount that exceeds NIS 150 million; in the event of a call for immediate repayment of another debenture series - the amount is unlimited), in the event that more than 50% of the Group’s assets (consolidated) are sold in such manner that communications is no longer the Group’s core activity, in the event of a change of control as a result of which the Company’s present controlling shareholders cease to be its controlling shareholders (excluding the transfer of control to a recipient who receives a permit to control the Company in accordance with the provisions of the Communications Law or a change of control in other defined circumstances), if a “going concern” warning is recorded in the Company’s financial statements for two consecutive quarters, in the event of a significant worsening of the Company’s business compared with its position at the time of the issue, and there is real concern that the Company will be unable to repay the debentures on time (as noted in Section 35I1(A)(1) of the Securities Law), and all under the conditions specified in the deed of trust for the debentures.

11

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

The debentures were rated (ilAA) by Maalot and (Aa2.il) by Midroog for the raising of up to NIS 800 million (identical to the rating of the Company and its other debentures).

For additional information about the aforementioned debentures, see the Company’s Shelf Offering Report dated October 13, 2015, an immediate report of the Company dated October 14, 2015 on the results of the issue which are included in this report by way of reference, as well as Section 5 of the Directors Report and Note 5 to the financial statements in this quarterly report.

Notably, previously on April 21, 2015, Maalot affirmed a rating of ilAA/Stable for the Company. In this matter, see also Section 5 of the Directors’ Report.

See Section 5 of the Directors’ Report on the repayments of a debenture fund (Series 5) and a debenture fund (Series 8).

Up-to date table of the breakdown of long-term loans of the Company 3 (including current maturities), correct to October 31, 2015:

Loan term	Source of financing	Amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2015
	Banks	1,606	Unlinked NIS	Variable, based on prime rate*	1.59%	1.60%	1.60%-1.75%
	Banks	2,040	Unlinked NIS	Fixed	5.24%	5.30%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.48%	1.54%	1.48%-1.61%
	Non-bank sources	1,674	Unlinked NIS	Fixed	5.45%	5.62%	3.65%-6.65%
	Non-bank sources***	3,671	CPI-linked NIS	Fixed	2.61%	2.68%	2.20%-5.30%

*	Prime interest rate (1.60%) as at November 2015.
**	STL yield per year (816) – 0.084% (average of the last 5 trading days of August 2015) for the interest period that commenced on September 1, 2015.
***	Not including Debentures (Series 5) held by a wholly-owned subsidiary.

Section 2.15.3 – Permits

Concerning high-voltage facilities - at the date of this report, radiation permits for 27 HV facilities have been received. Two additional facilities are still in the process of obtaining such permits.

Section 2.16.5 - Authority with respect to real estate

On May 7, 2015, the Ministry of Communications published a hearing on the subject of wiring in residential buildings. As part of the hearing it announced that taking note of the 2010 amendment to the Planning and Construction Regulations, which prescribes that the owner of a building permit must install three conduits from the boundary of the property to the building’s internal communications cabinet, and that due to complaints by IBC concerning the lack of available conduits, it is considering, inter alia, determining that Bezeq and Hot groups will each use one conduit from the boundary of the property to the building’s internal communications cabinet and to the communications cabinets on each floor, and that they must vacate conduits in existing buildings and make the necessary modifications following IBC’s requests in certain circumstances. The Company submitted its objection to the aforesaid determinations, in part due to a lack of justification, proportionality and necessity.

3 The Company is not financed by any short-term credit (less than one year).

12

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 2.16.8 – Antitrust Laws

Concerning sub-section G - negotiations with the Antitrust Commissioner whereby the Company abused its position as a monopoly and determined unfair purchase and sale prices for monopoly service in a sales promotion campaign - on March 31, 2015, the Company appealed the decision to the Antitrust Court, and submitted the opinion and affidavit of an economic expert, in which the Company asked that the court instruct that the decision be nullified, and alternatively for its repeal. In this appeal, the Company also argued that there had been no negative margin, that the decision had ignored various tests of negative margin and margin squeeze, that under the circumstances there was no concern of harm to competition, that in practice competition had not been adversely affected and that there had been no breach of relevant sections of the Antitrust Law. The Company also pointed out that the Authority had been in breach of administrative obligations while formulating the decision and by its very publication, which should also lead to cancelling the decision. On September 8, 2015, the Commissioner’s response to the appeal was submitted in which the court was asked to dismiss the appeal and leave the decision in place.

Section 2.18 – Legal proceedings

Subsection G on a claim and an application for its certification as a class action that was filed against the Company in the Haifa District Court in which it is alleged that the Company does not permit existing customers to connect to the its infrastructure at the prices offered to new customers for the same service - on August 11, 2015, the court authorized the motion to abandon the application to certify the action as a class action without an order for legal costs.

Concerning sub-section J on an application to certify a claim as a derivative claim in the matter of a Company transaction for acquisition of all the holdings and shareholders’ loans of Eurocom DBS in DBS (“the First Application”) - on April 2, 2015 an additional application was filed in the Tel Aviv District Court (Economics Department) (“the Second Application”) to certify a derivative claim in the same matter by a private shareholder who owns 30 shares of the Company and a company under his full ownership that holds 1000 Company shares (“the Applicants”), against the Company and against Eurocom DBS and Shaul Elovitch (Chairman of the Company’s Board of Directors and an indirect controlling shareholder of the Company and Eurocom), against members of the Company’s Board of Directors who approved the transaction, against three other Company directors, as claimed, for their influence over the resolutions passed by the sub-committee of the Company’s Board of Directors, and against Bank of America Merrill Lynch for its professional liability and alleged negligence in estimation of the purchase price (“the Respondents”). The Applicants request, inter alia, that the court approve the filing of a derivative claim in the Company’s name, in which Eurocom DBS and Shaul Elovitch will be required to return a total of NIS 518 million, which in the opinion of the Applicants and their economic expert, constitutes the “unfair surplus consideration” paid for acquiring the outstanding shares of Eurocom DBS, to determine the liability of the respondent directors and the liability of the Bank of America Merrill Lynch for contracting in the transaction, and to obligate them to pay the entire amount up to a total of NIS 518 million which shall not be returned to the Company’s coffers, as noted above, or alternatively to obligate all the Respondents for payment of NIS 477 million which is the price obtained, according to the Applicants, on the assumption of credit of only 70% of the value of the synergies in favor of DBS (instead of 100%). On June 25, 2015, the Court resolved to strike out the Second Application, further to the application that was submitted on this matter. On September 3, 2015, an appeal was filed against this decision. Accordingly, the hearing on the First Application will proceed.

In August 2015, the Company received an application to certify as a class action a claim that had been filed in the Tel Aviv District Court. The application, which was filed by a Company subscriber, alleges that the Company abused its monopoly position to price its services in a manner that restricts the ability of the Company’s competitors to offer fixed-line telephony services at competitive prices. This includes by offering its customers special offers in which it charges a lower price for its fixed-line telephony services than the price charged only for internet infrastructure services, namely for an input which is critical to the activity of its competitors in the market that operate using VoB technology (on this, it should be noted that in November 2014, the Antitrust Authority issued a ruling whereby the Company abused its position as a monopoly and the Company appealed the ruling in the Antitrust Court - see Section 2.16.8 (g) in Chapter A of the 2014 reports and an update to that section in this report). The applicant argues that the loss caused to the public as a result of the foregoing is estimated by examining the difference between the existing price in the fixed-line telephony market and comparing it with the hypothetical price that would have prevailed in a market with sophisticated competition that in turn would have resulted in lower prices in the long term. Based on an economic opinion (which the applicant mentions but was not included in the documents received by the Company), the applicant estimates the amount of the class action at NIS 244 million. The applicant claims that the members of the class action group are all the customers of the fixed-line telephony services, irrespective of whether the services are provided by the Company or its competitors, including by VoB technology, from January 15, 2011 and up to the date of submittal of the application.

13

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

In November 2015, the Company received an application to certify as a class action a claim an action that had been filed in the Central District Court. The application, which was filed by two Company subscribers, asserts that the Company abused its monopolistic status, in part, by “preventing and blocking the existence of competition in general, and the existence of effective competition in the Israeli communications market” thereby harming the Israeli public and making unreasonable profit exclusively as a result of exploiting its power as a monopoly. The applicants maintain that the damage which the Company caused to the Israeli communications market is expressed in the Company’s excessive and unreasonable profitability, and they seek damages of NIS 800 million which they allege is based on 10% of the Company’s excess operating profit resulting from its exploitation of its power as a monopoly. Accordingly, the applicants estimate the claim amount at NIS 566 million, after deducting the amount claimed in another proceeding (a class action certification motion from August 2015 described above, in the amount of NIS 244 million, on grounds of exploitation of monopolistic status and which pertains to the Antitrust Commissioner’s determination).

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.1.5A - Establishment of cellular networks using advanced technologies

In May 2015, Pelephone paid NIS 96 million in license fees for the LTE frequencies tender and deposited a guarantee of NIS 80 million with the Ministry of Communications as required in the tender. In August 2015, Pelephone received an amendment to its license to include the provision of 4G (LTE) services and the allocation of dedicated frequencies (15 MHz) for the supply of these services, all in accordance with the tender.

Section 3.6.2 C - Infrastructure sharing

Pelephone - Cellcom

In July 2015, the Antitrust Commissioner’s decision was received granting a conditional exemption from a restrictive arrangement to a Joint Venture between Pelephone and Cellcom for the maintenance of passive components on cellular sites owned by Pelephone and Cellcom, including the reduction of costs by sharing the passive network components on these sites (including antennae), and the construction and maintenance of the shared sites by means of a supplier (“the External Contractor”) to be chosen jointly by Pelephone and Cellcom (“the Agreement”). The exemption was given, inter alia, under the conditions specified in the permit. At this stage, Pelephone and Cellcom have not yet implemented the agreement.

Pelephone - Golan Telecom

As part of a process to sell Golan Telecom, represented by the Rothschild Investment Bank, on October 29, 2015 Pelephone submitted a conditional offer for the acquisition of Golan Telecom. On November 5, 2015, Pelephone was informed by a representative of Golan that its bid had not been accepted and that a decision had been made to choose another offer.

Cellcom - Golan Telecom

According to an announcement by Cellcom, in March 2015 the Minister of Communications announced that the infrastructure sharing agreements between Cellcom and Golan Telecom must be changed significantly before the Ministry of Communications will review the agreements in detail.

According to Cellcom’s announcement, on November 5, 2015, Cellcom entered into agreement with Golan Telecom to acquire 100% of the shares of Golan Telecom. The agreement contains various conditions including, among others, obtaining approval from the Ministry of Communications, the Antitrust Commissioner and no significant change for the worse.

Partner - Hot Mobile

In April 2015, Partner and Hot Mobile announced that the Minister of Communications had approved the network sharing agreement between them. Pursuant to this approval, Partner and Hot Mobile established a joint company that received a special license to provide cellular radio infrastructure services for a cellular telephony operator. The license is valid for 10 years.

14

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 3.6.2 D - MVNO - Mobile Virtual Network Operator

In July 2015, Pelephone signed an agreement to acquire the activity of Alon Cellular. In October 2015, the regulatory approvals were received and the transaction was completed.

According to information published in the media, in July 2015, Cellcom acquired the activity of Home Cellular, a virtual cellular communications network operator.

Section 3.9 – Human resources

Declaration of a labor dispute

On August 3, 2015, Pelephone received notice from the New General Federation of Labor (“Histradrut”) - Cellular, Internet and Hitech Workers’ Union, of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957 and a strike commencing on August 17, 2015 onwards (“the Notice”). According to the Notice, the matters in dispute are unilateral decisions taken by Pelephone, specifically Pelephone allegedly undertaking organizational or structural changes that have implications on the working conditions, as well as Pelephone expanding the areas and scope of outsourced work. The workers are demanding to negotiate these issues.

Pelephone rejects the claims of the Workers’ Committee that are directed against it and it has held several meetings with representatives of the Workers’ Committee at which it presented its detailed comments on these claims. Pelephone applied to the District Labor Court for temporary relief to prevent further sanctions and disruption of work (“the Application”). In September 2015, the application was heard following which the parties accepted the court’s suggestion to continue intensive negotiations under the auspices of the court and for both parties not to take further action. The parties are still negotiating.

Replacement of CEO

In October 2015, Mr. Gil Sharon, CEO of Pelephone, announced his resignation. Gil Sharon will be replaced by Mr. Ran Guron who served as the Company’s Deputy CEO and VP of Marketing, who will take up office on November 8, 2015.

Section 3.12.3 - Credit rating

On April 21, 2015, Maalot affirmed a rating of ilAA/Stable for the Company and a rating of ilAA for Debentures (Series C) of Pelephone.

Section 3.15.3 – Site construction licensing

As part of a notice and application for a further extension by the State on July 15, 2015, the State announced, among other things, that on May 14, 2015, a new government had been formed in Israel and that it had resolved to transfer to the Minister of Finance most of the Minister of the Interior’s powers under the Planning and Construction Law, including the authority to promulgate regulations under Section 266C of the Planning and Construction Law. The State also advised that on July 13, 2015, the Knesset plenum had approved the transfer of authority from the Minister of the Interior to the Minister of Finance. The State further argued that the Minister of Finance must be given reasonable time to study the issue of the promulgation of regulations under Section 266C of the Planning and Construction Law, and to formulate his opinion on the subject. Under these circumstances and to enable the Minister of Finance as well as the Ministers of Communications and Environmental Protection to study the subject which is the subject of the petitions and formulate their opinions, the State requested a further time extension to submit its revised notice until December 15, 2015. On July 19, 2015, HCJ granted the requested extension.

Section 3.17 – Legal proceedings

In May 2015, an action was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action, on grounds that Pelephone had discriminated against customers who contracted with it by not providing them with the lowest price that is offered for such services; and that it discriminated against its new customers over existing customers who were awarded monetary benefits for joining Pelephone. This was allegedly contrary to Pelephone's obligation, as provided in its license and by law, to refrain from discriminatory practices with respect to the prices of the services it offers. Notably, in 2013, a claim was filed against Pelephone on similar grounds, and such claim is still pending in court (see Section 3.17.1(E) in Chapter A of the 2014 Periodic Report). The applicant seeks for Pelephone to reimburse the members of the class group for the difference between the price they paid for the services and the lowest price customers such as themselves could have paid for the same services. Additionally, the applicant asked the court to require Pelephone to offer all customers identical terms and to display them in its various advertisements. The applicant estimates the action at millions of shekels and even more.

15

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

In May 2015, Pelephone received a financial claim together with an application for its certification as a class action, which was filed in the Tel Aviv District Court. The claim is based on the allegation that Pelephone violated a compromise settlement approved by the court as part of a ruling that was handed down on another class action that the same applicant had filed against Pelephone (see Section 3.17.2B in Chapter A of the 2014 Periodic Report). The subject of the alleged violation relates to the sale of earphones by Pelephone. The applicant estimates the amount of the application at NIS 410 million.

In August 2015, Pelephone received a financial claim together with an application for its certification as a class action that had been filed in the Central District Court against Pelephone and against two communications companies and a company operating in the insurance and finance industry. The main subject of the action is the allegation that one of the communications companies had made improper use of its database and that in contravention of the Protection of Privacy Law, 1981, it had transferred or sold information about its customers to the other respondents, Pelephone included. The claim against Pelephone can be summarized as the purchase or receipt of such information and its utilization for marketing purposes, in a manner that violates the provisions of the Communications Law with respect to the sending of unsolicited advertising material (spamming). The applicant does not specify the amount of the action against Pelephone.

4.	Bezeq International – international communications, Internet and NEP services - (“Bezeq International”)

Section 4.13.2 D - NEP license

On July 23, 2015, the Ministry of Communications extended the NEP license that had been granted to Bezeq International, until July 31, 2020.

Section 4.13.4 - Key regulatory developments

On June 15, 2015, Bezeq International filed an application with the Ministry of Communications to obtain a uniform general license, pursuant to the provisions of the Communications (Telecommunications and Broadcasts) (Procedures and Conditions for Obtaining a Uniform General License), 2010.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

As of June 24, 2015, DBS is a wholly owned subsidiary of the Company, further to the completion of the transaction between the Company and Eurocom DBS for the acquisition of Eurocom DBS’s holdings in DBS. On this, see the above update to Section 1.1.2.

Section 5.15.3 - Institutional financing

In April-May 2015, DBS issued additional debentures (Series B), by way of an expansion of the series, in the total amount of NIS 228 million.

In September 2015, the Company signed letters of guarantee to pay all the obligations of DBS towards the holders of Series B debentures and 2012 debentures of DBS. As a consequence, the annual rate of interest borne by the debentures was reduced, all of DBS’s undertakings to provide sureties to secure the aforementioned debentures were cancelled, and certain provisions in the debentures (including undertakings for compliance by DBS with financial covenants and restrictions on the distribution of dividends by DBS) were also cancelled. For additional information on this matter and on the early repayment of the 2012 debentures, see the update to Section 2.13.

Section 5.15.4 - S&P Maalot ratings for DBS and its debentures

On October 22, 2015, following the Company’s acquisition of all the shares of DBS, S&P Maalot announced that the rating of DBS would be equal to that of the Company and it raised DBS’s rating to ilAA (stable). The rating outlook is stable, pursuant to the rating outlook for the Company.

16

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2014

Section 5.19.1 - Pending legal proceedings

Sub-section A - An action in the matter of disconnecting customers from Channel 5+ and a motion for its certification as a class action - in May 2015, the parties filed a motion in the court to approve the compromise settlement whereby DBS will grant the members of the class action group a bonus and it will also pay compensation to the class plaintiff as well as lawyer’s fees to his attorney. In September 2015, the legal advisor’s opinion on the compromise settlement was received whereby the compromise settlement should not be approved as is given that it fails to provide genuine compensation for members of the group. At the time of this report, the court’s decision on the compromise settlement has not been received.

Sub-section E - action in the matter of subtitles that accompany DBS television broadcasts and a motion for its certification as a class action - on June 30, 2015, the parties filed an agreed application for the applicant to abandon the action and the motion for certification. On July 7, 2015, a ruling was issued in which the court approved the application for abandonment.

In July 2015, a claim was filed against DBS in the Central District Court together with an application for its certification as a class action, concerning alleged discrimination against DBS customers who were not offered or were not given the best possible conditions or the lowest price for the services received from yes; that it discriminated against its new customers over existing customers who were awarded special offers or a bonus for joining yes; and an allegation of discrimination against new customers who are introduced by company employees, over other new customers. This was allegedly contrary to the obligation applicable to yes, as provided in its license and by law, to refrain from discriminatory practices with respect to the prices of the services it offers. The applicant has asked that yes should compensate members of the class action group with the financial difference between the price that each of them actually paid yes for the services, and the lowest price they could have paid for the same services. Furthermore, the applicant asked the court to instruct yes to offer and provide its services freely to any applicant under identical conditions and to display these conditions in its various advertisements. The applicant did not present the amount of the group claim due to a lack of data, although she estimates the scope of the loss as tens of millions of NIS. In September 2015, following the filing of an additional motion to certify a class action against DBS that involves a claim of price discrimination and breach of the relevant statutory provisions, in which the claimants estimate the amount at NIS 13 million plus financial loss as will be ruled by the court, the court determined that the two actions will be defined as related actions

November 18, 2015
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

17

Board of Directors' Report on the state of the company's affairs for the period ended September 30, 2015

Bezeq - The Israel Telecommunication Corp. Ltd.

Board of Directors’ Report on the State of the

Company’s Affairs for the Period Ended
September 30, 2015

1

Board of Directors' Report on the state of the company's affairs for the period ended September 30, 2015

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. ("the Company") and the consolidated Group companies (the Company and the consolidated companies, jointly - "the Group") for the nine months ended September 30, 2015 (“the Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2014 is also available to the reader.

On March 23, 2015, the Company assumed control of D.B.S. Satellite Services (1998) Ltd. ("DBS"). As of that date, DBS is consolidated in the Company's statements. On June 24, 2015, the Company completed its acquisition of Eurocom's remaining holdings in DBS, and as of that date the Company holds all rights to DBS's shares ("DBS's First Time Consolidation"). The effects of DBS's operations on the Group's income statement for the three months ended March 31, 2015 were included under the 'Share in the earnings of investees accounted for under the equity method" item.

For more information, see Note 4.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	1-9.2015	1-9.2014	Increase (decrease)		7-9.2015	7-9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	1,352	1,695	(343)	(20.2)	407	428	(21)	(4.9)
EBITDA (operating profit before depreciation and amortization)	3,307	3,553	(246)	(6.9)	1,109	998	111	11.1

Results for the corresponding period include gains on the sale of all holdings in the shares of Coral-Tell Ltd. and a provision for termination of employment by way of early retirement (see Note 10 to the financial statements). As of the second quarter of 2015, revenues, expenses and cash flows for the reporting Period and Quarter include the results of Multi-Channel Television operations, as detailed below.

2

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	30.9.2015	30.9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	2,156	4,094	(1,938)	(47.3)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, including the acquisition of DBS's shares and loans to the amount of NIS 680 million. However, the decrease was partially offset by DBS's First-Time Consolidation to the amount of NIS 346 million. For more information, see Section 1.3 - Cash Flows, below.
Current and non-current trade and other receivables	3,060	3,078	(18)	(0.6)	The decrease was mainly due to a reduction in trade receivables balances in the Cellular Communications segment, caused by a reduction in service revenues including revenues from hosting services and a reduction in installment-based terminal equipment sales. The decrease was mostly offset, mainly by DBS's First Time Consolidation to the amount of NIS 181 million.
Other current assets	96	116	(20)	(17.2)	The decrease was attributable to a reduction in held-for-sale assets in the Domestic Fixed-Line Communications segment.
Broadcasting rights	458	-	458	-	Balance from DBS's First Time Consolidation.
Property, plant and equipment	6,975	6,052	923	15.3	The increase was mainly due to DBS's First Time Consolidation to the amount of NIS 784 million. Furthermore, property, plant and equipment balances increased in the Domestic Fixed-Line Communications segment.
Goodwill and intangible assets	3,613	1,810	1,803	99.6	The increase was due to the DBS's First Time Consolidation, mainly comprising goodwill, customer relations and brand value (see Note 4.2.4 to the financial statements).
Investments in investees as per the equity method	27	1,043	(1,016)	(97.4)	The decrease was due to the reversal of DBS's investment, presented as per the equity method, and its first time consolidation.
Deferred tax assets	860	6	854	-	After completing the acquisition of DBS, the Company attributed surplus acquisition costs to a deferred tax asset, net (See Note 4.2.4d to the financial statements).
Other non-current assets	361	340	21	6.2
Total assets	17,606	16,539	1,067	6.5

3

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.1	Financial Position (contd.)

	30.9.2015	30.9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Debt to financial institutions and debenture holders	11,077	10,363	714	6.9	The increase was attributable to DBS's First Time Consolidation (including attributed excess acquisition costs) to the amount of NIS 1.9 billion. The increase was partially offset by loan and debenture repayments in the Domestic Fixed-Line and Cellular Communications segments.
Liabilities towards Eurocom D.B.S. Ltd.	101	-	101	-	Obligation to pay a contingent consideration in a business combination (see Note 4.2.1 to the financial statements).
Trade and other payables	1,822	1,359	463	34.1	The increase was due to DBS's First Time Consolidation to the amount of NIS 528 million.
Other liabilities	2,581	2,793	(212)	(7.6)	The decrease was attributable to the Domestic Fixed-Line Communications segment, mainly due to a decrease in dividends payable, partially offset by an increase in current and deferred tax liabilities
Total liabilities	15,581	14,515	1,066	7.3
Total equity	2,025	2,024	1	-	Equity comprises 11.5% of the balance sheet total, as compared to 12.2% of the balance sheet total on September 30, 2014.

4

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.2	Results of operations

1.2.1	Highlights

	1-9.2015	1-9.2014	Increase (decrease)		7-9.2015	7-9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	7,379	6,793	586	8.6	2,602	2,232	370	16.6	The increase was due to DBS's First Time Consolidation, to the amount of NIS 885 million in the Period and NIS 446 million in the Quarter, and increased revenues in the Domestic Fixed-Line Communications segment and the International Communications, Internet and NEP Services segment. The increase was materially offset by lower revenues in the Cellular Communications segment.
Depreciation and amortization	1,225	960	265	27.6	457	327	130	39.8	The increase was mainly due to DBS's First Time Consolidation, to the amount of NIS 158 million in the Period and NIS 78 million in the Quarter, and a write-down of excess acquisition costs incurred when assuming control.
Labor costs	1,442	1,328	114	8.6	506	437	69	15.8	The increase was due to DBS's First Time Consolidation, to the amount of NIS 131 million in the Period and NIS 69 million in the Quarter. The increase was partially offset by lower expenses in the Cellular Communications segment.
General and operating expenses	2,801	2,513	288	11.5	1,000	822	178	21.7	The increase was due to DBS's First Time Consolidation, to the amount of NIS 452 million in the Period and NIS 225 million in the Quarter. The increase was partially offset by lower expenses in the Cellular Communications segment and in the Domestic Fixed-Line Communications segment.
Other operating income, net	171	601	(430)	(71.5)	13	25	(12)	(48.0)	The last-year period includes NIS 582 million in gains on the sale of Coral-Tell Ltd. shares, which were partially offset by provisions for termination of employment by way of early retirement recognized in the Domestic Fixed-Line Communications segment in the last-year period.
Operating profit	2,082	2,593	(511)	(19.7)	652	671	(19)	(2.8)
Finance expenses, net	266	113	153	135.4	100	39	61	156.4	Net expenses were up, mainly due to finance income from shareholder loans to DBS recognized in the second and third quarters of 2014 (NIS 63 million and NIS 61 million, respectively). As of April 1, 2015, this income is no longer recognized following the first-time consolidation and the first-time inclusion of DBS's expenses, to the amount of NIS 49 million, in the Period. Furthermore, expenses were up in the present Quarter in the Domestic Fixed-Line Communications segment. The increase was partially offset by finance income recorded in the present Quarter following a reduction in the annual interest rate on DBS's debentures (see Note 4.2.6 to the financial statements).
Share in the gains (losses) of investees	15	(132)	147	-	(1)	(34)	33	(97.1)	Following DBS's First-Time Consolidation in the second quarter of 2015, this item only includes the effects of the above segment's results in the first quarter of 2015.
Income tax	479	653	(174)	(26.6)	144	170	(26)	(15.3)	The decrease was due to a reduction in pre-tax profit, which in the present Period was mainly due to gains on the sale of Coral-Tell Ltd. shares which were included in the last-year period
Profit for the period	1,352	1,695	(343)	(20.2)	407	428	(21)	(4.9)

5

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-9.2015		1-9.2014		7-9.2015		7-9.2014
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,319	45.0	3,231	47.6	1,101	42.3	1,081	48.4
Cellular Communications	2,177	29.5	2,584	38.0	729	28.0	824	36.9
International Communications, Internet and NEP Services	1,173	15.9	1,105	16.3	389	15.0	385	17.2
Multi-Channel Television	1,325	17.9	1,284	18.9	446	17.1	432	19.4
Other and offsets*	(615)	(8.3)	(1,411)	(20.8)	(63)	(2.4)	(490)	(21.9)
Total	7,379	100.0	6,793	100.0	2,602	100.0	2,232	100.0

	1-9.2015		1-9.2014			7-9.2015		7-9.2014
	NIS millions	% of total revenues	NIS millions		% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,721	51.9	1,473		45.6	512	46.5	498	46.1
Cellular Communications	146	6.7	375		14.5	61	8.4	122	14.8
International Communications, Internet and NEP Services	182	15.5	175		15.8	59	15.2	59	15.3
Multi-Channel Television	203	15.3	215		16.7	74	16.6	76	17.6
Other and offsets*	(170)	-	355	**	-	(54)	-	(84)	-
Consolidated operating profit/ % of Group revenues	2,082	28.2	2,593		38.2	652	25.1	671	30.1
(*)	Offsets are mainly for periods when results from Multi-Channel Television operations were included as an associate company.
(**)	Including NIS 582 million in gains on the sale of Coral-Tell Ltd.'s shares.

6

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.2.2	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-9.2015	1-9.2014		Increase (decrease)		7-9.2015	7-9.2014		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	NIS millions	NIS millions		NIS millions	%	Explanation

Fixed-line telephony	1,194	1,259		(65)	(5.2)	395	418		(23)	(5.5)	The decrease was mainly due to a reduction in ARPU. The increase was mostly attributable to growth in the number of internet subscribers and higher average revenues per user.
Internet - infrastructure	1,155	1,030		125	12.1	385	353		32	9.1
Transmission, data communications and others	970	942		28	3.0	321	310		11	3.5
Total revenues	3,319	3,231		88	2.7	1,101	1,081		20	1.9
Depreciation and amortization	540	518		22	4.2	184	178		6	3.4
Labor costs	685	678		7	1.0	232	227		5	2.2
General and operating expenses	542	581		(39)	(6.7)	186	203		(17)	(8.4)	The decrease was mainly due to a reduction in call completion fees to telecom operators, building maintenance costs, and consultancy costs.
Other operating income, net	169	19		150	-	13	25		(12)	(48.0)	Net income in the Period was up, mainly due to an expense of NIS 133 million recognized in the last-year period for termination of employment by way of early retirement and an increase in capital gains on property sales. In the present Quarter, capital gains on property sales were down.
Operating profit	1,721	1,473		248	16.8	512	498		14	2.8
Finance expenses, net	313	320	*	(7)	(2.2)	138	117	*	21	17.9	Finance expenses were up in the present Quarter, mainly due to finance expenses from the fair value of future long-term credit from banks (see Note 5.1 to the financial statements). On the other hand, interest expenses were down (in the Quarter and Period) following debenture and loan repayments.
Taxes on income	424	344		80	23.3	118	118		-	-	Expenses in the present Period were up, mainly due to an increase in pre-tax profit.
Segment profit	984	809		175	21.6	256	263		(7)	(2.7)

* Re-stated, see Note 12.1 to the financial statements.

7

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.2.2	Operating segments

C	Cellular Communications segment

	1-9.2015	1-9.2014	Increase (decrease)		7-9.2015	7-9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Services	1,522	1,869	(347)	(18.6)	521	610	(89)	(14.6)	The decrease was due to a NIS 156 million reduction in hosting services revenues in the present period (NIS 52 million in the present Quarter), following termination of the contract with HOT Mobile in December 2014. The decrease was further due to a reduction in the number of subscribers, lower rates due to increased market competition, and migration of existing customers to cheaper bundles at current market prices, both of which lowered ARPU. The decrease in revenues in the Quarter was partially offset by a one-time refund from the tax authorities.
Terminal equipment sales	655	715	(60)	(8.4)	208	214	(6)	(2.8)	The decrease was mainly due to a reduction in terminal equipment sales volumes, partially offset in the present Period by higher selling prices and a change in the sales mix.
Total revenues	2,177	2,584	(407)ׁ	(15.8)	729	824	(95)	(11.5)
Depreciation and amortization	319	319	-	-	109	108	1	0.9
Labor costs	282	312	(30)	(9.6)	90	100	(10)	(10.0)	The decrease was mainly attributable to a reduction in the workforce.
General and operating expenses	1,430	1,578	(148)	(9.4)	469	494	(25)	(5.1)	The decrease was mainly due to a reduction in rental costs, distribution fees, content-related costs, repairs and extended warranty services, and bad and doubtful debts. Furthermore, terminal equipment sales costs were down in the present Period, following a decrease in the number of items sold, but partially offset by an increase in costs due to changes to the sales mix and a decrease in advertising costs and credit fees. The decrease was partially offset by an increase in frequency leasing fees following the acquisition of 4G LTE frequencies.
Operating profit	146	375	(229)	(61.1)	61	122	(61)	(50.0)
Finance income, net	39	49	(10)	(20.4)	11	14	(3)	(21.4)	The decrease in net finance income was mainly due to a reduction in the credit component of installment-based terminal equipment sales, which was partially offset by lower interest expenses due to a reduction in the average debt balance.
Income tax	45	110	(65)	(59.1)	17	36	(19)	(52.8)	The decrease was attributable to the reduction in income before taxes.
Segment profit	140	314	(174)	(55.4)	55	100	(45)	(45.0)

8

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-9.2015	1-9.2014	Increase (decrease)		7-9.2015	7-9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	1,173	1,105	68	6.2	389	385	4	1.0	The increase was attributable to greater revenues from enterprise communication solutions (ICT), higher internet revenues due to growth in the number of subscribers, higher revenues from call transfers between global communication carriers, and an increase in revenues from data communication services. The increase was partially offset by a reduction in revenues from outgoing calls, mainly due to ongoing competition with cellular operators.
Depreciation and amortization	98	97	1	1.0	33	32	1	3.1
Labor costs	226	222	4	1.8	75	75	-	-	The increase in the present Period was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations.
General and operating expenses	667	611	56	9.2	222	219	3	1.4	The increase was attributable to an increase in internet service costs, call transfers between global communication carriers, and data communication services. In the Period, the increase was also attributable to an increase in ICT equipment costs, corresponding with the above revenues.
Operating profit	182	175	7	4.0	59	59	-	-
Finance expenses, net	6	7	(1)	(14.3)	3	2	1	50.0
Share in the earnings of associates	-	1	(1)	(100)	-	-	-	-
Tax expenses	46	45	1	2.2	15	15	-	-
Segment profit	130	124	6	4.8	41	42	(1)	(2.4)

9

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.2.2	Operating segments

E	Multi-Channel Television

	1-9.2015	1-9.2014	Increase (decrease)		7-9.2015	7-9.2014	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	1,325	1,284	41	3.2	446	432	14	3.2	This increase was mainly attributable to an increase in the average number of subscribers.
Depreciation and amortization	234	218	16	7.3	78	75	3	4.0
Labor costs	200	197	3	1.5	69	67	2	3.0
General and operating expenses	688	654	34	5.2	225	214	11	5.1	The increase was mainly attributable to an increase in utilized broadcasting rights, content-related costs, space segments, and advertising costs.
Operating profit	203	215	(12)	(5.6)	74	76	(2)	(2.6)
Finance expenses (income), net	47	87	(40)	(46)	(6)	26	(32)	-	The decrease in expenses was mainly attributable to finance income following a reduction in interest rates on debentures (see Note 4.2.6 to the financial statements). In the present Period, the decrease was also attributable to linkage differences on debentures following the decrease in the CPI in the present Period, as compared to a CPI increase in the last-year period.
Finance expenses for shareholder loans, net	399	362	37	10.2	155	136	19	14.0	The increase in expenses was attributable to an increase in interest and factoring expenses, partially offset in the present Period by lower linkage differences.
Tax expenses	1	1	-	-	-	-	-	-
Segment loss	(244)	(235)	(9)	3.8	(75)	(86)	11	(12.8)

10

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.3	Cash flow

	1-9.2015	1-9.2014	Change		7-9.2015	7-9.2014	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Net cash from operating activities	2,851	3,057	(206)	(6.7)	1,050	950	100	10.5	The change in net cash from operating activities was mainly attributable to the Cellular Communications segment, due to lower net profits and a more moderate decrease in trade receivables balances. The decrease was partially offset (and in the Quarter - entirely offset) by DBS's First Time Consolidation to the amount of NIS 251 million in the Period and NIS 145 million in the Quarter. Furthermore, cash flows from operating activities in the Domestic Fixed-Line Communications Segment were down in the Period, but up in the Quarter.
Net cash from (used in) investing activities	220	(1,579)	1,799	-	(558)	(1,022)	464	(45.4)	The increase in net cash from investing activities was due to an increase in the net proceeds on the sale of held-for-trade financial assets in the Domestic Fixed-Line Communications segment (in the Quarter - a decrease in net purchases), and in the present Period was also due to NIS 299 million in cash recognized in the first quarter of 2015 from assuming control of DBS.
									The increase was partially offset by DBS's First Time Consolidation, to the amount of NIS 336 million in the Period and NIS 75 million in the Quarter, and frequency purchases in the Period and increased investment in the 4G network in Cellular Communications and the net proceeds received in the same period last year from the sale of holdings in Coral-Tell Ltd.'s shares.
Net cash from (used in) financing activities	(2,701)	(489)	(2,212)	-	(288)	998	(1,286)	-	The last-year quarter included a debenture issue by the Domestic Fixed-Line Communications segment, to the amount of NIS 1,146 million. In addition, the increase in net cash used in financing activities was due to payments to Eurocom DBS for the acquisition of DBS's shares and loans to the amount of NIS 680 million and an increase in debenture repayments in the Domestic Fixed-Line Communications segment in the present Period. The increase was also due to DBS's First Time Consolidation to the amount of NIS 206 million in the present Quarter (mainly debenture repayments) and NIS 59 million in the Period.
Net increase (decrease) in cash	370	989	(619)	(62.6)	204	926	(722)	(78.0)

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,963 million.

Supplier credit: NIS 894 million.

Short-term credit to customers: NIS 2,225 million. Long-term credit to customers: NIS 518 million.

11

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

1.3.	Cash flow (contd.)

As of September 30, 2015, the Group had a working capital deficit of NIS 1,217 million, as compared to a surplus of NIS 1,530 million on September 30, 2014.

According to its separate financial statements, the Company had a working capital deficit of NIS 2,282 million as of September 30, 2015, as compared to a working capital deficit of NIS 88 million on September 30, 2014.

The change in the Group's working capital was mainly attributable to the Domestic Fixed-Line Communications segment, mainly due to lower ongoing investments and cash balances and DBS's First Time Consolidation which brought in a working capital deficit of NIS 455 million.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through dividends from subsidiaries, through guaranteed credit facilities for 2016 and 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Market Risk - Exposure and Management

2.1	DBS's consolidation increased the Group's exposure to CPI changes by NIS 2 billion; exposure to changes in the real NIS-based interest rate - by NIS 2 billion; exposure to changes in the USD exchange rate - by NIS 1 billion; and exposure to changes in the USD-based interest rate - by NIS 0.8 billion. In addition to the above, fair value sensitivity analysis data as of September 30, 2015 do not differ materially from sensitivity analysis data as of December 31, 2014.

2.2	CPI-linked liabilities increased by NIS 2 billion, mainly due to DBS's consolidation. In addition to the above, the linkage bases report as of September 30, 2015 does not differ materially from the report as of December 31, 2014.

12

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

3.	Aspects of Corporate Governance

Disclosure concerning the financial statements’ approval process

3.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2014.

3.2	Financial statements approval process

A.	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of November 8, 2015, and November 15, 2015.

The Committee’s meeting on November 8, 2015, was attended by all Committee members, Company CEO, Mrs. Stella Handler; Deputy CEO and CFO, Mr. Dudu Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers.

The Committee's meeting of November 15, 2015 were attended by all the above, except Mr. Rami Nomkin - director.

B.	The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C.	The Committee submitted its recommendations to the Company’s Board of Directors in writing on November 15, 2015.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on November 18, 2015.

D.	The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the third quarter of 2015.

13

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

4.	Disclosure Concerning the Company’s Financial Reporting

4.1	Disclosure of material valuations

The following table discloses a material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970.

4.1.1	Valuation of Bezeq's investment in DBS:

(Attached to the financial statements as of March 31, 2015)

Subject of valuation	Value of Bezeq's investment in D.B.S. Satellite Services (1998) Ltd., in shares, share options, and various shareholder loans. The valuation was made as part of a Company transaction leading to Bezeq assuming control of DBS's shares.
Date of valuation	March 23, 2015; the valuation was signed on May 19, 2015.
Value prior to the valuation	The carrying amount of the Company's investment in DBS - NIS 1,064 million.
Value set in the valuation	NIS 1,076 million - value of Bezeq's investment in DBS.
Assessor’s identity and profile

Fahn Kanne Consulting Ltd. The valuation was made by a team headed by Mr. Shlomi Bartov, CPA, partner and CEO of Fahn Kanne Consulting. Mr. Bartov has extensive experience in consulting and supporting some of the largest companies in Israel.

Fahn Kanne Consulting is a subsidiary of Fahn Kanne & Co., a part of the Grant Thornton International Ltd. (GTIL) network, the special advisory services branch of the global Grant Thornton network specializing in spearheading international transactions, valuation and transaction consulting, global IPOs, executive consultancy and project financing.

The assessor has no dependence on the Company.

Valuation model	The valuation was conducted using the income approach, using the discounted cash flows (DCF) method. Value was assigned to share capital and shareholder debt based on the repayment order of the new shareholder loans and the extent of the shareholder's investments.
Assumptions used in the valuation	Discount rate - 8.5% (post-tax). Permanent growth rate - 1%. Scrap value of total value set in valuation - 80%.

14

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

4.1.2	Purchase Price Allocation (PPA) Valuation:

(Attached to the financial statements as of June 30, 2015)

Subject of valuation	PPA upon assuming control of D.B.S. Satellite Services (1998) Ltd., by exercising the option to purchase 8.6% of the company's shares.
Date of valuation	March 23, 2015; the valuation was signed on August 26, 2015.
Value prior to the valuation	N/A
Value set in the valuation	Brand value (before assigning deferred taxes) - NIS 347 million. Customer relations value (before assigning deferred taxes) - NIS 790 million. Deferred tax asset net of deferred tax liabilities - NIS 831 million. Goodwill (100%) (residual value) - NIS 609 million.
Assessor’s identity and profile	See above table - Section 4.1.1.
Valuation model

Fair value of customer relations was appraised using the income approach, using the multi-period excess earnings method.

Fair value for the brand was appraised using the relief from royalties approach.

Assumptions used in the valuation

Customer relations - discount rate - 8.5% (post-tax).

Brand - Discount rate - 9.5% (post-tax).

Deferred tax asset, net - based on legal counsel concerning the utilization of DBS's losses carried forward.

4.2	Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.3	Material events subsequent to the financial statements’ date

For information on material events subsequent to the financial statements’ date, see Note 14 to the financial statements.

15

Board of Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2015

5.	Details of debt certificate series

5.1	Debentures (Series 5 and 8)

	Debentures (Series 5)	Debentures (Series 8)
Repaid on June 1, 2015	NIS 397,827,674 par value	NIS 443,076,688 par value
Revaluated par value as of September 30, 2015	NIS 491,652,743	NIS 886,286,312
Fair and market value as of September 30, 2015	NIS 508,226,074	NIS 952,757,786

5.2	Subsequent to the financial statements' date, on October 15, 2015, the Company completed the issue of debentures (Series 9 and 10) based on a shelf offering report. Total proceeds (gross) were NIS 788,451,000, as follows:

	Gross proceeds (NIS)	Annual interest rate	Linkage terms
Series 9	388,451,000	3.65%	Unlinked
Series 10	400,000,000	2.2%	CPI-linked

Principal to be repaid in four unequal installments, as follows: In 2022 - 10%; in each of 2023-2025 - 30%. Interest payable twice a year, starting December 1, 2015.

For more information, see Note 5.3 to the financial statements.

5.3	Debentures (Series 5-10) are rated Aa2 Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the debentures, see the immediate report of September 10, 2015 (ref. no. 2015-01-118998) (Midroog), and the immediate report of September 7, 2015 (ref. no. 2015-01-115938), and the immediate report of April 21, 2015 (ref. no. 2015-01-004083) (Maalot). The rating reports are included in this Board of Directors’ Report by way of reference.

6.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of September 30, 2015, see the Company's reporting form on the MAGNA system, dated November 19, 2015.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch Chairman of the Board	Stella Handler CEO

Date of signature: November 18, 2015

16

Bezeq The Israel Telecommunication

Corporation Limited

Condensed Consolidated Interim

Financial Statements

September 30, 2015
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Contents	Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		3
Condensed Consolidated Interim Statements of Income		5
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		7
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements
1	General	11
2	Basis of Preparation	11
3	Reporting principles and accounting policy	12
4	Group entities	12
5	Debentures, loans and borrowings	16
6	Contingent liabilities	17
7	Equity	19
8	Revenues	19
9	General and operating expenses	20
10	Other operating expenses (income), net	20
11	Financial instruments	21
12	Segment Reporting	23
13	Condensed Financial Statements of Pelephone, Bezeq International, and DBS	27
14	Subsequent Events	30

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1.1% of the total consolidated assets as of September 30 2015, and whose revenues constitute 1% of the total consolidated revenues for the nine and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 6.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 18, 2015

2

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		September 30, 2015	September 30, 2014	December 31, 2014
		(Unaudited)	(Unaudited)	(Audited)
Assets		NIS million	NIS million	NIS million

Cash and cash equivalents		1,030	1,599	660
Investments, including derivatives		1,126	2,495	2,223
Trade receivables		2,203	2,225	2,227
Other receivables		214	286	238
Inventories		90	83	96
Assets classified as held for sale		6	33	22
Total current assets		4,669	6,721	5,466

Trade and other receivables		643	567	566
Broadcasting rights, net of rights exercised		458	-	-
Property, plant and equipment		6,975	6,052	6,079
Goodwill	4.2	1,647	1,057	1,040
Intangible assets	4.2	1,966	753	753
Deferred and other expenses		260	255	253
Investments in equity-accounted investees	4.2	27	1,043	1,057
Investments		101	85	99
Deferred tax assets	4.2	860	6	-
Total non-current assets		12,937	9,818	9,847

Total assets		17,606	16,539	15,313

3

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		September 30, 2015	September 30, 2014	December 31, 2014
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity		NIS million	NIS million	NIS million

Debentures, loans and borrowings		1,952	1,491	1,481
Trade payables		949	572	664
Other payables, including derivatives		873	787	710
Current tax liabilities		723	592	600
Provisions		87	124	62
Employee benefits		268	358	259
Dividend payable		933	1,267	-
Liability to Eurocom DBS Ltd, related party	4.2.1	101	-	-
Total current liabilities		5,886	5,191	3,776

Loans and debentures		9,125	8,872	8,606
Employee benefits		253	231	233
Provisions		70	69	69
Deferred tax liabilities		56	16	17
Derivatives		109	63	94
Deferred income and others		82	73	77
Total non-current liabilities		9,695	9,324	9,096

Total liabilities		15,581	14,515	12,872

Total equity		2,025	2,024	2,441

Total liabilities and equity		17,606	16,539	15,313

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 18, 2015

The attached notes are an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	7,379	6,793	2,602	2,232	9,055
Cost of Activities
Depreciation and amortization	1,225	960	457	327	1,281
Salaries	1,442	1,328	506	437	1,768
Operating and general expenses (Note 9)	2,801	2,513	1,000	822	3,366
Other operating expenses (income), net (Note 10)	(171)	(601)	(13)	(25)	(586)
	5,297	4,200	1,950	1,561	5,829

Operating profit	2,082	2,593	652	671	3,226
Financing expenses (income)
Financing expenses	371	365	106	125	486
Financing income	(105)	(252)	(6)	(86)	(356)
Financing expenses, net	266	113	100	39	130

Profit after financing expenses, net	1,816	2,480	552	632	3,096
Share in the (profits) losses of equity accounted investees	15	(132)	(1)	(34)	(170)
Profit before income tax	1,831	2,348	551	598	2,926
Taxes on income	479	653	144	170	815
Profit for the period	1,352	1,695	407	428	2,111
Earnings per share (NIS)
Basic and diluted earnings per share	0.49	0.62	0.15	0.16	0.77

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,352	1,695	407	428	2,111
Items of other comprehensive loss (net of tax) (including loss on hedging transactions and actuarial losses)	-	(33)	(33)	(24)	(36)
Total comprehensive income for the period	1,352	1,662	374	404	2,075

The attached notes are an integral part of these condensed consolidated interim financial statements.

6

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Nine months ended September 30, 2015 (Unaudited):
Balance at January 01, 2015	3,855	253	131	390	(105)	(2,083)	2,441
Profit for the period	-	-	-	-	-	1,352	1,352
Other comprehensive income (loss), net of tax	-	-	-	-	10	(10)	-
Total comprehensive income for the period	-	-	-	-	10	1,342	1,352
Transactions with owners recognized directly in equity
Dividends to Company shareholders (see Note 7)	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	9	61	(61)	-	-	-	9
Balance at September 30, 2015	3,864	314	70	390	(95)	(2,518)	2,025

Nine months ended September 30, 2014 (Unaudited):
Balance at January 01, 2014	3,842	143	242	390	(67)	(2,127)	2,423
Profit for the period	-	-	-	-	-	1,695	1,695
Other comprehensive loss for the period, net of tax	-	-	-	-	(33)	-	(33)
Total comprehensive income for the period	-	-	-	-	(33)	1,695	1,662
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	9	79	(79)	-	-	-	9
Balance at September 30, 2014	3,851	222	162	390	(100)	(2,501)	2,024

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Three months ended September 30, 2015 (Unaudited)
Balance at July 01, 2015	3,860	288	96	390	(72)	(1,982)	2,580
Profit for the period	-	-	-	-	-	407	407
Other comprehensive income for the period, net of tax	-	-	-	-	(23)	(10)	(33)
Total comprehensive income for the period	-	-	-	-	(23)	397	374
Transactions with owners recognized directly in equity
Dividends to Company shareholders (see Note 7)	-	-	-	-	-	(933)	(933)
Exercise of options for shares	4	26	(26)	-	-	-	4
Balance at September 30, 2015	3,864	314	70	390	(95)	(2,518)	2,025

Three months ended September 30, 2014 (Unaudited)
Balance at July 1, 2014	3,848	198	186	390	(76)	(1,662)	2,884
Profit for the period	-	-	-	-	-	428	428
Other comprehensive loss for the period, net of tax	-	-	-	-	(24)	-	(24)
Total comprehensive income for the period	-	-	-	-	(24)	428	404
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,267)	(1,267)
Exercise of options for shares	3	24	(24)	-	-	-	3
Balance at September 30, 2014	3,851	222	162	390	(100)	(2,501)	2,024

Year ended December 31, 2014 (Audited)
Balance at January 01, 2014	3,842	143	242	390	(67)	(2,127)	2,423

Income in 2014	-	-	-	-	-	2,111	2,111
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	(38)	2	(36)
Total comprehensive income for 2014	-	-	-	-	(38)	2,113	2,075
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	13	110	(110)	-	-	-	13
Balance at December 31, 2014	3,855	253	131	390	(105)	(2,083)	2,441

The attached notes are an integral part of these condensed consolidated interim financial statements.

8

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,352	1,695	407	428	2,111
Adjustments:
Depreciation and amortization	1,225	960	457	327	1,281
Profit from sale of the shares of Coral Tell Ltd.	-	(582)	-	-	(582)
Share in the losses (profits) of equity-accounted investees	(15)	132	1	34	170
Financing expenses, net	305	174	102	52	229
Profit from gaining control in an investee (see Note 4.2)	(12)	-	-	-	-
Capital gain, net	(172)	(149)	(13)	(28)	(175)
Income tax expenses	479	653	144	170	815
Sundries	-	(8)	-	-	(4)

Change in inventory	6	43	6	9	28
Change in trade and other receivables	196	529	51	142	549
Change in broadcasting rights	2	-	13	-	-
Change in trade and other payables	(174)	(118)	21	(11)	(39)
Change in provisions	6	(1)	(3)	(9)	(63)
Change in employee benefits	-	98	(1)	(19)	3
Change in other liabilities	(10)	1	(5)	-	-
Net income tax paid	(337)	(370)	(130)	(145)	(527)
Net cash from operating activities	2,851	3,057	1,050	950	3,796

9

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS Million	NIS Million	NIS Million	NIS Million	NIS Million
Cash flow used for investing activities
Investment in intangible assets and deferred expenses	(268)	(140)	(54)	(50)	(194)
Proceeds from the sale of property, plant and equipment	119	147	22	72	230
Acquisition of financial assets held for trading and others	(1,229)	(1,497)	(300)	(811)	(2,720)
Proceeds from the sale of financial assets held for trading and others	2,342	137	154	43	1,635
Cash in a company consolidated for the first time (see Note 4.2.3)	299	-	-	-	-
Purchase of property, plant and equipment	(1,038)	(820)	(373)	(272)	(1,081)
Non-current investments, net	(9)	(8)	(8)	(7)	(19)
Net consideration for the sale of Coral Tell Ltd. shares	-	596	-	-	596
Sundries	4	6	1	3	7
Net cash used for investing activities	220	(1,579)	(558)	(1,022)	(1,546)
Cash flows used in financing activities
Payment to Eurocom DBS for acquisition of shares and DBS loans (see Note 4.2)	(680)	-	-	-	-
Issue of debentures and receipt of loans	229	1,146	1	1,146	1,446
Repayment of debentures and loans	(1,116)	(588)	(253)	(126)	(1,149)
Dividend paid	(844)	(802)	-	-	(2,069)
Interest paid	(284)	(244)	(41)	(25)	(431)
Sundries	(6)	(1)	5	3	3
Net cash from financing operations (used for financing operations)	(2,701)	(489)	(288)	998	(2,200)
Increase in cash and cash equivalents	370	989	204	926	50
Cash and cash equivalents at beginning of period	660	610	826	673	610
Cash and cash equivalents at end of period	1,030	1,599	1,030	1,599	660

The attached notes are an integral part of these condensed consolidated interim financial statements.

10

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

1.	General

1.1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as the “Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

1.2.	Material events in the reporting period

On March 23, 2015, the Company gained control in DBS Satellite Services (1998) Ltd. ("DBS") and began consolidation as at that date. On June 2015, acquisition of the remaining holdings of Eurocom in DBS was completed and as from that date, the Company holds the entire rights to DBS shares. The effect of the operating results of DBS on the Group's statement of income for the three months ended March 31, 2015 was included under "Share in losses of equity-accounted investees". For further information see Note 4.2 regarding discontinued operations.

2.	Basis of Preparation

2.1	The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2014 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 18, 2015.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Other than the contents of Note 3.2, the judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Below is information about significant estimates and judgments for which changes in the assessments and assumptions could potentially have a material effect on the financial statements, in addition to the information in Note 1.7.1 to the annual financial statements:

Description	Principal assumptions	Possible effects	Reference
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and assumptions about the identity of the relevant market participant.	Change in profit/loss from gaining control	Note 4.2
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 4.2
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 4.2 and Note 11.1.4

11

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

3.	Reporting Principles and Accounting Policy

3.1	The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	Accounting policy for new transactions or events

In view of consolidation of DBS in these financial statements for the first time, as described in Note 4.2, below is a description of the accounting policy for the consolidation of DBS in these condensed consolidated interim financial statements:

3.2.1	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

3.2.2	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

3.2.3	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree''s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

3.2.4	In the step acquisitions, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

3.2.5	The Group implements the anticipated acquisition method, whereby it undertook to acquire the equity instruments of a subsidiary in return for cash or another financial asset. The commitment to acquire a subsidiary's equity instruments is recognized as a financial liability at the present value. The commitment is recognized at the agreement date, if the preconditions to the agreement are not under the Group's control.

Based on the anticipated acquisition method, non-controlling interests are derecognized at the recognition date of the commitment to acquire the subsidiary's equity instruments. Accordingly, the Group's share in the subsidiary's equity and operating expenses includes the share of the holders of non-controlling interests.

3.2.6	Costs associated with the acquisition that were incurred by the Group in the business combination such as advisory, legal, valuation and other professional or consulting fees were recognized as expenses in the period the services are received.

3.3	New standards not yet adopted

Further to Note 2.17 to the annual financial statements regarding IFRS 15, "Revenues from Contracts with Customers", in July 2015, the IASB approved the postponement of mandatory initial application of the standard by one year from the original date, meaning that the standard will be effective for annual periods beginning on January 1, 2018. Early application is permitted.

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 10 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	As described in Note 10.1.2 to the annual financial statements, the Company holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which the Company is unable to exercise. Accordingly, the Company accounted for its investment in DBS in accordance with the equity method.

12

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

On March 26, 2014, the Company received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between the Company and DBS ("the Merger") will be permitted.

Further to the aforesaid, on February 10, 2015, the Board of Directors' subcommittee that was established for this matter, the audit committee and the Board of Directors of the Company approved the Company's engagement in a transaction with Eurocom DBS. In the transaction, the Company will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represent 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, the Company and DBS will accept the merger terms and the Company will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the acquisition transaction, the Company was required to pay Eurocom DBS NIS 680 million in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 million will be paid in accordance with the amount of the carryforward losses of DBS used for tax purposes and the second additional consideration of up to NIS 170 million will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described above. Subsequently, the Company and DBS announced the acceptance of the merger terms, and on March 25, 2015, the Company exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, the Company holds 58.4% of DBS. Accordingly, the Company consolidates the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by the Company). In view of the Company's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for in the financial statements as a step acquisition.

The Company's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications for transfer of control in DBS such that the Company will control DBS and will hold the entire issued and paid up share capital of DBS. This approval was received unconditionally on June 23, 2015, and on June 24, 2015, the transaction was completed. On the completion date, the Company transferred the cash consideration of NIS 680 million to Eurocom DBS and Eurocom DBS transferred its rights and the rights to DBS shares to the Company and assigned to the Company its entire rights in the shareholders loans of DBS. On completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

As at September 30, 2015, the Company has a liability for the contingent consideration of NIS 101 million towards Eurocom DBS as described in Note 11, Financial Instruments.

4.2.2	At the date of the business acquisition, the Company presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to the equity method based on a valuation by an independent assessor. In accordance with the valuation, the value of the Company's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, the Company recognized a profit of NIS 12 million from the gain of control under other operating income in the statement of income for the three months ended March 13, 2015.

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the projected cash flow for 2015 through to 2019. The cash flow forecast was based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

13

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth of Pelephone will be 1%.

The valuation was based on assumptions regarding the identity of the relevant market participant that might acquire the Company's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

4.2.3	Identifiable acquired assets and liabilities:

March 23, 2015
(Unaudited)
NIS million
Cash and cash equivalents	299
Trade and other receivables	182
Broadcasting rights	449
Property, plant and equipment	801
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Deferred tax asset, net of deferred tax liabilities (for attributed excess cost)	831
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,947)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	1,248

4.2.4	The Company attributed the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The attribution was based on the valuation performed by an independent assessor.

Excess cost was attributed as follows:

March 23, 2015
(Unaudited)
NIS million
Customer relations (see section A below)	790
Brand (see section B below)	347
Goodwill (see section C below)	609
Deferred tax asset, net of deferred tax liabilities (see D below)	831
Debentures (see section E below)	(160)
Contingent liabilities (see section F below)	(10)
Total excess cost	2,407

A.	Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

B.	Brand: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

14

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

C.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
(Unaudited)
NIS million
Consideration value	781
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(1,248)
Goodwill	609

D.	Deferred tax asset: Following completion of the acquisition transaction on June 24, 2015, as described in Note 4.2.1 above, the Company believes that will be able to take advantage of the tax asset for the accrued losses from future profits of DBS and due to the possible merger between the companies.

Completion of the acquisition transaction subsequent to the date of gaining control was accounted by the Company as new information that was presented in the measurement period with regard to the existing facts and circumstances at date of acquisition and therefore, at date of completion of the acquisition transaction on June 24, 2015 the Company recognized a deferred tax asset on the date of gaining control (retrospectively).

Composition of the tax asset:

March 23, 2015
(Unaudited)
NIS million
Tax asset for cumulative losses of DBS	1,087
Tax reserve for attributed excess cost	(256)
Deferred tax asset, net	831

E.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

F.	Contingent liabilities: The reflected amounts represent a present obligation arising from a class action filed by DBS customers.

4.2.5	The management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 million and there would have been no significant change in consolidated profit. When determining the amounts, the management assumed that the fair value adjustments at the date of the business combination are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

15

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

4.2.6	Further to that provided in Note 10.1.5 to the annual financial statements regarding the debentures issued by DBS on September 17, 2015, the Company signed guarantees undertaking DBS's liabilities to pay the full balance of its debts to holders of Debentures Series B and Debentures 2012 (in the amount of NIS 1.05 billion and NIS 307 million, respectively), which were deposited with the lenders' representatives on September 17, 20154 and September 20, 2015, respectively. This was against reducing the annual interest rate on the Debentures (by 0.5% and 1%, respectively) and cancellation of certain collateral and provisions in the deeds of trust and debentures (including BDS's obligation to comply with financial covenants and restrictions on distribution of dividends by BDS), and all in accordance with the terms of the deeds of trust of the Debentures and the Debentures. It is noted that, in accordance with the terms of the Debentures, a decrease in interest and cancellation of collateral and certain provisions in the debentures as aforesaid, are subject to the Company's rating not falling below Maalot's -AA or corresponding rating ("Minimum Rating"), a term that as at the date of providing the guarantees has been met, and that if in the future the Company's rating will be reduced to below the Minimum Rating, then the decrease in interest will be canceled, the collateral will be reissued and the canceled provisions will be reinstated and the guarantees will expire. The holders of Debentures 2012 can choose between the foregoing and maintaining the Company's guarantees, the decrease in interest and cancellation of the collateral and other terms in place (except if the Company's rating is reduced to below Maalot's A rating or a corresponding rating, then at such time (and so long as the Company's rating is not reinstated to the foregoing rating) the decrease in interest will be canceled).

As a result of the decrease in the annual interest on the debentures, the Group reassessed its expected cash flows at the date of the change and recognized financing revenues of NIS 31 million under the statement of income for the three months ended September 30, 2015.

With regard to the decision for early redemption of debentures 2012 subsequent to the date of the financial statements, see Note 14.3 below.

4.2.7	Since commencing its operations, DBS has accumulated considerable losses. The loss of DBS in 2014 amounted to NIS 322 million and the losses in the nine month period ended September 30, 2015 amounted to NIS 244 million. As a result of these losses, as at September 30, 2015, DBS had an equity deficit and a working capital deficit of NIS 4,908 million and NIS 455 million, respectively.

4.2.8	Further to that provided in Note 10.1.5 to the annual financial statements concerning the covenants applicable to DBS, as at September 30, 2015 DBS is in compliance with the financial covenants as set in the financing agreements with the banks: Debt/EBITDA ratio is 2.5 and Debt/E-C ratio is 5.7. DBS's undertaking to comply with financial covenants under certain provisions set out in the deed of trust for Debentures B and Debentures 2012 were canceled as described in section 4.2.6 above.

4.2.9	The management of DBS believes that the financing resources at its disposal, which include, among other things, loans from the Company, will be sufficient for the operations of DBS for the coming year, based on the projected cash flows approved by DBS’s board of directors.

5.	Debentures, loans and borrowings

5.1	In the Reporting Period, the Company engaged in agreements with banks and institutional investors under which the Company received undertakings from these organizations to provide credit to the Company to refinance its future debt in 2016 to a total amount of NIS 1.4 billion, (with average duration of 4.6 through 4.9 years and at a fixed NIS interest rate of 3.7% - 4.3%) and undertakings to provide credit in 2017 to a total amount of NIS 400 million.

The undertakings and loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by the Company, as described in Note 11.2.1 to the annual financial statements, including the following: an undertaking to refrain from creating additional liens on the Company's assets (with certain restrictions); an undertaking that if the Company assumes an undertaking towards a party in respect of compliance with financial covenants, the Company will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the period of the undertaking to provide credit.

16

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

5.2	In the Reporting Period, DBS issued debentures (Series B) by expanding the series in an amount of NIS 228 million. For information about the terms of the debentures, see Note 10.1.5 to the Annual Financial Statements and Note 4.2.6 above.

5.3	Subsequent to the date of the financial statements, on October 15, 2015 the Company completed the issue of debentures (Series 9 and 10) under a shelf offering memorandum. The total proceeds (gross) from the issue amounted to NIS 788,451,000 according to following breakdown:

	Gross proceeds (NIS)	Annual weighted interest	Linkage terms
Series 9	388,451,000	3.65%	Unlinked
Series 10	400,000,000	2.2%	Linked to the rise in the CPI

The denture principal will be repaid in four unequal installments as follows: In 2022 - 10%, in each of the years 2023 through 2025 - 30%). The interest is payable twice a year as of December 1, 2015.

With regard to the two foregoing debenture series the Company undertook liabilities, the main ones being:

A.	An undertaking refrain from creating additional liens on its assets (negative liens), an undertaking that in the event that the Company assumes an undertaking towards a party in respect of compliance with financial covenants, the Company will also assume the same towards the holders these debentures, and an undertaking to act so that, to the extent under its control, the debentures will continue to be rated until full redemption with a rating similar to that set out in Note 11.2.1 to the Company's 2014 Financial Statements and all at the terms as set out in the deed of trust for the debentures.

B.	Generally accepted grounds were included for the immediate repayment of the debentures, including events of breach, insolvency, liquidation or receivership proceedings, as well as the right to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts (in an amount exceeding NIS 150 million, and in the event of another tradable debenture series being called for immediate repayment, in an unlimited amount), if more than 50% of the Group's assets (consolidated) are sold in a way that the communications industry ceases to be the Group's key area of operations, in the event of a change of control resulting in the current controlling shareholders of the Company ceasing to be its controlling shareholders (other than the transfer of control to an entity that obtains consent to control the Company in accordance with the provisions of the Communications Law or changes in control under other circumstances to be set), if a going concern caveat is recorded in the Company’s financial statements for a period of two consecutive quarters, in the event of a material deterioration in the Company's business compared with its position on the date of issue and if there are any real concerns that the Company will be unable to redeem the debentures when they come due (as provided in section 35I1(a)(1) of the Securities Law), and all in accordance with the terms set out in the deed of trust for the debentures.

6.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 86 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2015 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.1 billion. There is also additional exposure of NIS 1.2 billion for claims, the chances of which cannot yet be assessed.

17

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 6.2 below.

6.1	Below is a description of the contingent liabilities of the Group (including DBS) as at September 30, 2015, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	11	128		-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	40	2,643		1,156
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	169		-
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	62		-
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,047	*	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	19	42		11
Total legal claims against the Company and subsidiaries		86	5,091		1,167
*	The amount includes exposure of NIS 2 billion for a claim filed by shareholders against the Company and officers of the Company which has been estimated by the applicants to be NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

6.2	Subsequent to the reporting date, claims amounting to NIS 660 million were filed against Group companies, and another claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 47 million came to an end.

18

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

7.	Capital

7.1	Below are details of the Company's equity:

Registered			Issued and paid up
September 30, 2015	September 30, 2014	December 31, 2014	September 30, 2015	September 30, 2014	December 31, 2014
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,748,517,340	2,738,776,941	2,743,283,920

7.2	On May 6, 2015, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 25, 2015 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 844 million (representing NIS 0.371722 per share on the record date. The dividend was paid on May 27, 2015.

7.3	On September 21, 2015, the general meeting of the Company's shareholders approved (further to the recommendation of the Company's Board of Directors of August 30, 2015) to distribute a cash dividend to the shareholders in the amount of NIS 933 million (representing NIS 0.338958 per share on date of record). The dividend is distributed for profits of the first half of 2015 amounting to NIS 945 million less revaluation gains of NIS 12 million for the gain of control in DBS, which were excluded from the Company's dividend policy in accordance with the Board of Director's decision of February 10, 2012 as set out in Note 18.2.1 to the annual financial statements. The dividend was paid on October 26, 2015.

8.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,169	1,234	386	410	1,636
Internet - infrastructure	1,149	1,029	379	352	1,394
Transmission and data communication	625	606	210	198	802
Other services	166	167	53	55	220
	3,109	3,036	1,028	1,015	4,052
Cellular
Cellular services and terminal equipment	1,482	1,828	507	596	2,399
Sale of terminal equipment	649	715	206	215	966
	2,131	2,543	713	811	3,365

International communications, internet and NEP services	1,099	1,048	360	359	1,425

Multi-channel television	885	-	446	-	-

Other	155	166	55	47	213

	7,379	6,793	2,602	2,232	9,055

19

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

9.	General and operating expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	624	674	193	200	928
Interconnectivity and payments to domestic and international operators	689	633	236	219	847
Maintenance of buildings and sites	467	475	161	163	639
Sales and marketing	453	458	164	152	603
Content services	304	45	147	15	58
Services and maintenance by sub-contractors	141	113	52	35	137
Vehicle maintenance	123	115	47	38	154
	2,081	2,513	1,000	822	3,366

10.	Other operating expenses (income), net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from gaining control in DBS Satellite Services (1998) Ltd.	12	-	-	-	-
Capital gain from the sale of property, plant and equipment (mainly real estate)	172	149	13	28	175
Elimination of provision for contingent liabilities, net	-	3	-	5	23
Profit from sale of the shares of Coral Tell Ltd.	-	582	-	-	582
Other operating income	184	734	13	33	780
Provision for contingent claims, net	12	-	-	-	-
Provision for voluntary redundancy severance payments	1	133	-	8	176
Other	-	-	-	-	18
Total other operating expenses	13	133	-	8	194

	(171)	(601)	(13)	(25)	(586)

20

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

11.	Financial instruments

11.1.	Fair value

11.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	September 30, 2015		September 30, 2014		December 31, 2014
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Bank loans (unlinked)	2,216	2,375	2,121	2,287	2,112	2,292
Debentures issued to the public (CPI-linked)	3,486	3,661	3,858	4,509	3,820	4,033
Debentures issued to the public (unlinked)	903	953	1,354	1,459	1,335	1,426
Debentures issued to financial institutions (unlinked)	410	470	410	469	403	467
Debentures issued to financial institutions (CPI-linked)	1,757	1,845	-	-	-	-
	8,772	9,304	7,743	8,724	7,670	8,218

11.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, and forward contracts are described in Note 28.7 to the annual financial statements.

The methods used to measure the fair value of the future credit from the banks are described in Note 11.1.3 below. The methods used to measure the fair value of contingent consideration for a business combination are described in Note 11.1.4 below.

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	194	2,392	1,513
Level 2 - future credit from banks	9	-	-
Level 2: forward contracts	(128)	(76)	(110)
Level 3: contingent consideration for a business combination (Note 4.2)	(101)	-	-
Level 3: investment in non-marketable shares	3	9	9

21

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

11.1.3	Information about fair value measurement of the credit line to refinance future debt

The fair value of the future credit in accordance with the agreement with the banks, as set out in Note 5.1 above, was estimated by discounting the difference between the interest rate in the agreement and present interest for the remaining period, using appropriate market interest rates for similar instruments, including the required adjustments for credit risk.

11.1.4	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 4.2:

	September 30, 2015
	Maximum additional consideration under the agreement	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Additional consideration for tax synergy (first additional consideration)(A)	200	84
Additional consideration for the business results of DBS (second additional consideration) (B)	170	17
	370	101

A.	First additional consideration

The fair value of the first additional contingent consideration was calculated by an independent assessor, based on a legal opinion on tax issues related to the possible merger between the Company and DBS. The legal opinion includes the probability of the chances and risks facing the Company regarding utilization of losses.

The estimated fair value of the contingent consideration will increase as the probability attributed to major risks in utilization of losses, as assessed in the legal opinion, decreases.

A 10% change in the probability attributed to major risks will result in a change of NIS 36 million in the first contingent consideration.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow. The unobservable parameter that was used in the model and would have significantly changed the fair value is the expected cash flows in 2015-2017. To calculate the value of the second contingent consideration, a free cash flow was assumed as presented in the fair value assessment of Bezeq's holdings in DBS prior to gain of control as described in Note 4.2.2.

An increase of 10% in the expected cash flow will result in an increase of NIS 7 million in the estimated contingent consideration.

22

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

12.	Segment Reporting

12.1	Further to Note 26 to the annual financial statements, the Company's investment in DBS was presented on the basis of the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

In addition, after DBS became a wholly-owned subsidiary of the Company on June 24, 2015, the Company updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. In addition, the Company restated financing income under separate interim financial information. As from the second quarter of 2015, the Company no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multi-channel television segment include financing expenses for the loans without any change. The comparative figures were restated to reflect the change in the reporting structure: financing income in the amount of NIS 161 million and NIS 61 million was eliminated in the fixed-line domestic communications segment for the nine and three months ended September 30, 2014, respectively, and NIS 213 million in the year ended December 31, 2014.

12.2	Operating segments

	Nine months ended September 30, 2015 (Unaudited):
	Domestic fixed-line communi- cations	Cellular communi- cations	International communi- cations and Internet services	Multi- channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,108	2,131	1,097	1,324	149	(440)	7,369
Inter-segment revenues	211	46	76	1	16	(340)	10
Total income	3,319	2,177	1,173	1,325	165	(780)	7,379

Depreciation and amortization	540	319	98	234	10	24	1,225

Segment results – operating profit	1,721	146	182	203	(8)	(162)	2,082
Financing expenses	333	3	11	469	1	(446)	371
Financing income	(20)	(42)	(5)	(23)	(13)	(2)	(105)
Total financing expenses (income), net	313	(39)	6	446	(12)	(448)	266

Segment profit (loss) after financing expenses, net	1,408	185	176	(243)	4	286	1,816
Share in earnings of associates	-	-	-	-	(1)	16	15
Segment profit (loss) before income tax	1,408	185	176	(243)	3	302	1,831
Taxes on income	424	45	46	1	-	(37)	479
Segment results – net profit (loss)	984	140	130	(244)	3	339	1,352

23

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

12.2	Operating Segments (contd.)

	Nine months ended September 30, 2014 (Unaudited):
	Domestic fixed-line communi- cations		Cellular communi- cations	International communi- cations and Internet services	Multi- channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,033		2,541	1,045	1,284	164	(1,284)	6,783
Inter-segment revenues	198		43	60	-	9	(300)	10
Total income	3,231		2,584	1,105	1,284	173	(1,584)	6,793

Depreciation and amortization	518		319	97	218	19	(211)	960

Segment results – operating profit	1,473		375	175	215	632 **	(277)	2,593
Financing expenses	355		12	14	475	1	(492)	365
Financing income	(35	)*	(61)	(7)	(26)	(5)	(118)*	(252)
Total financing expenses (income), net	320	*	(49)	7	449	(4)	(610)*	113

Segment profit (loss) after financing expenses, net	1,153	*	424	168	(234)	636	333 *	2,480
Share in profits (losses) of associates	-		-	1	-	(3)	(130)	(132)
Segment profit (loss) before income tax	1,153	*	424	169	(234)	633	203 *	2,348
Taxes on income	344		110	45	1	156	(3)	653
Segment results – net profit (loss)	809	*	314	124	(235)	477	206 *	1,695
*	Reclassified, see section 12.1 above

*	Including income from the sale of Coral Tell Ltd. shares amounting to NIS 582 million.

24

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

12.2	Operating Segments (contd.)

	Three months ended September 30, 2015 (Unaudited):
	Domestic fixed-line communi- cations	Cellular communi- cations	International communi- cations and Internet services	Multi- channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,029	713	361	446	49	-	2,598
Inter-segment revenues	72	16	28	-	9	(121)	4
Total income	1,101	729	389	446	58	(121)	2,602

Depreciation and amortization	184	109	33	78	4	49	457

Segment results – operating profit	512	61	59	74	(3)	(51)	652
Financing expenses	142	-	4	168	-	(208)	106
Financing income	(4)	(11)	(1)	(19)	(4)	33	(6)
Total financing expenses (income), net	138	(11)	3	149	(4)	(175)	100

Segment profit (loss) after financing expenses, net	374	72	56	(75)	1	124	552
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) after financing expenses, net	374	72	56	(75)	-	124	551
Taxes on income	118	17	15	-	-	(6)	144
Segment results – net profit (loss)	256	55	41	(75)	-	130	407

	Three months ended September 30, 2014 (Unaudited)
	Domestic fixed-line communi- cations		Cellular communi- cations	International communi- cations and Internet services	Multi- channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,016		811	361	432	45	(433)	2,232
Inter-segment revenues	65		13	24	-	2	(104)	-
Total income	1,081		824	385	432	47	(537)	2,232

Depreciation and amortization	178		108	32	75	5	(71)	327

Segment results – operating profit	498		122	59	76	(6)	(78)	671
Financing expenses	125		3	5	182	-	(190)	125
Financing income	(8	)*	(17)	(3)	(20)	(5)	(33)*	(86)
Total financing expenses (income), net	117	*	(14)	2	162	(5)	(223)*	39

Segment profit (loss) after financing expenses, net	381	*	136	57	(86)	(1)	145 *	632
Share in losses of associates	-		-	-	-	-	(34)	(34)
Segment profit (loss) before income tax	381	*	136	57	(86)	(1)	111 *	598
Taxes on income	118		36	15	-	2	(1)	170
Segment results – net profit (loss)	263	*	100	42	(86)	(3)	112 *	428

*	Reclassified, see section 12.1 above

25

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

12.2	Operating Segments (contd.)

	Year ended December 31, 2014 (Audited)
	Domestic fixed-line communi- cations		Cellular communi- cations	International communi- cations and Internet services	Multi- channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,045		3,361	1,419	1,724	209	(1,724)	9,034
Inter-segment revenues	272		58	85	-	17	(411)	21
Total income	4,317		3,419	1,504	1,724	226	(2,135)	9,055

Depreciation and amortization	688		430	130	297	23	(287)	1,281

Segment results – operating profit	1,980		449	232	273	629	(337)	3,226
Financing expenses	472		21	18	620	2	(647)	486
Financing income	(72	)*	(77)	(9)	(26)	(11)	(161)*	(356)
Total financing expenses (income), net	400	*	(56)	9	594	(9)	(808)*	130

Segment profit (loss) after financing expenses, net	1,580	*	505	223	(321)	638	471 *	3,096
Share in profits (losses) of associates	-		-	1	-	(3)	(168)	(170)
Segment profit (loss) before income tax	1,580	*	505	224	(321)	635	303 *	2,926
Taxes on income	478		132	60	1	147	(3)	815
Segment results – net profit (loss)	1,102	*	373	164	(322)	488	306 *	2,111

*	Reclassified, see section 12.1 above

12.3	Adjustment of profit or loss for reporting segments

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating profit for reporting segments	2,252	2,238	706	755	2,934
Cancellation of results for a segment classified as an associate (up to gain of control)	(59)	(215)	-	(76)	(273)
Amortization of excess cost	(94)	-	(47)	-	-
Financing expenses - net	(266)	(113)	(100)	(39)	(130)
Share in profits (losses) of associates	15	(132)	(1)	(34)	(170)
Profit (loss) for operations classified in other categories and other adjustments	(17)	570 *	(7)	(8)	565 *
Profit before income tax	1,831	2,348	551	598	2,926

* Including income from the sale of Coral Tell Ltd. shares amounting to NIS 582 million.

26

Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

13.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,503	1,790	1,658
Non-current assets	1,913	1,927	1,883
Total assets	3,416	3,717	3,541
Current liabilities	576	840	610
Long-term liabilities	98	90	86
Total liabilities	674	930	696
Equity	2,742	2,787	2,845
Total liabilities and equity	3,416	3,717	3,541

Data from the Profit and Loss Statement

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,522	1,869	521	610	2,453
Revenue from sales of terminal equipment	655	715	208	214	966
Total revenues from services and sales	2,177	2,584	729	824	3,419
Cost of services and sales	1,781	1,894	586	601	2,537
Gross profit	396	690	143	223	882
Selling and marketing expenses	179	235	59	76	309
General and administrative expenses	71	80	23	25	106
Other operating expenses	-	-	-	-	18
	250	315	82	101	433

Operating profit	146	375	61	122	449
Financing expenses	3	12	-	3	21
Financing income	(42)	(61)	(11)	(17)	(77)
Financing income, net	(39)	(49)	(11)	(14)	(56)

Profit before income tax	185	424	72	136	505
Taxes on income	45	110	17	36	132
Profit for the period	140	314	55	100	373

27

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	520	533	487
Non-current assets	725	739	730
Total assets	1,245	1,272	1,217
Current liabilities	397	376	313
Long-term liabilities	64	114	79
Total liabilities	461	490	392
Equity	784	782	825
Total liabilities and equity	1,245	1,272	1,217

Data from the Profit and Loss Statement

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,173	1,105	389	385	1,504
Operating expenses	751	692	251	246	951
Gross profit	422	413	138	139	553
Selling and marketing expenses	156	154	49	54	209
General and administrative expenses	84	84	30	26	112
	240	238	79	80	321

Operating profit	182	175	59	59	232
Financing expenses	11	14	4	5	18
Financing income	(5)	(7)	(1)	(3)	(9)
Financing expenses - net	6	7	3	2	9
Share in profits of equity-accounted associates	-	1	-	-	1
Profit before income tax	176	169	56	57	224
Taxes on income	46	45	15	15	60
Profit for the period	130	124	41	42	164

28

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

13.3.	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	527	394	434
Non-current assets	1,372	1,358	1,386
Total assets	1,899	1,752	1,820
Current liabilities	982	964	980
Long-term liabilities	1,372	1,432	1,450
Loans from shareholders	4,453	3,934	4,054
Total liabilities	6,807	6,330	6,484
Capital deficit	(4,908)	(4,578)	(4,664)
Total liabilities and capital deficit	1,899	1,752	1,820

Data from the Profit and Loss Statement

	Nine months ended September 30		Three months ended September 30		For the year ended December 31,
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,325	1,284	446	432	1,724
Operating expenses	948	889	314	299	1,203
Gross profit	377	395	132	133	521
Selling and marketing expenses	107	114	37	34	154
General and administrative expenses	67	66	21	23	94
	174	180	58	57	248

Operating profit	203	215	74	76	273
Financing expenses	70	113	13	42	137
Financing expenses for shareholder loans, net	399	362	155	136	483
Financing income	(23)	(26)	(19)	(16)	(26)
Financing expenses - net	446	449	149	162	594

Loss before income tax	(243)	(234)	(75)	(86)	(321)
Taxes on income	1	1	-	-	1
Loss for the period	(244)	(235)	(75)	(86)	(322)

29

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

14.	Subsequent Events

14.1	With regard to the issue of debentures Series 9 and 10 subsequent to the date of the financial statements, see Note 5 above.

14.2	On October 26, 2015 the District Planning and Building Board approve the master plan for an area of 70 dunam (net) for warehouses and offices in Sakia (near Mesubim Junction). As of this date the Company has the right to the foregoing land under a leasing contract for a period of 49 years from March 22, 1993, with an option to extend it for a further 49 years, free of charge. The foregoing right was granted to the Company as part of the settlement agreement of May 15, 2003 between the Company and the Government of Israel and Israel Lands Administration, lending it validity of a judgment on March 10, 2004. The exercise of the rights is contingent upon obtaining permits from the planning authorities for the planning of the site.

14.3	On November 8, 2015 the board of directors of DBS approved early redemption of DBS Debentures 2012 in a total amount of NIS 307 million and the payment of a redemption commission, in accordance with DBS's right under the terms of the debentures. Later, on November 18, 2015 the Company's board of directors provided DBS a loan for the purpose of executing early redemption of Debentures 2012, in an amount of NIS 325 million. Early redemption is expected to be executed within 30 days from date of DBS notice to the holders of the debentures of its intention to execute early redemption.

30

Bezeq The Israel
Telecommunication Corporation
Limited

Consolidated Interim Pro Forma
Financial Statements
September 30, 2015
(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

2

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying pro forma financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the pro forma condensed consolidated interim statements of income and comprehensive income for the nine and three month periods ended on September 30, 2015. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on pro forma interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose revenues constitute 1% of the total consolidated revenues for the nine and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma financial information was not prepared, in all material respects, in accordance with IAS 34 based on the assumptions set forth in Note 2.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying pro forma interim financial information does not comply, in all material respects, with the disclosure requirements of Regulation 38b of the Securities Regulations (Periodic and Immediate Reports), 1970 based on the assumptions set forth in Note 2.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 18, 2015

3

Pro Forma Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	7,379	434	7,813	6,793	1,274	8,067
Costs of activity
Depreciation and amortization	1,225	93	1,318	960	358	1,318
Salaries	1,442	69	1,511	1,328	197	1,525
General and operating expenses	2,801	230	3,031	2,513	644	3,157
Other operating income, net	(171)	12	(159)	(601)	-	(601)
	5,297	404	5,701	4,200	1,199	5,399

Operating profit	2,082	30	2,112	2,593	75	2,668
Financing expenses (income)
Financing expenses	371	37	408	365	86	451
Financing income	(105)	(21)	(126)	(252)	134	(118)
Financing expenses, net	266	16	282	113	220	333

Profit after financing expenses, net	1,816	14	1,830	2,480	(145)	2,335
Share in earnings (losses) of equity accounted investees	15	(17)	(2)	(132)	128	(4)
Profit before income tax	1,831	(3)	1,828	2,348	(17)	2,331
Taxes on income	479	10	489	653	(35)	618
Profit for the period	1,352	(13)	1,339	1,695	18	1,713
Earnings per share (NIS)
Basic earnings per share	0.49	-	0.49	0.62	0.01	0.63

Diluted earnings per share	0.49	-	0.49	0.62	-	0.62

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the pro forma financial statements: September 18, 2015

The attached notes are an integral part of these pro forma consolidated interim financial statements.

4

Pro Forma Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	1,352	(13)	1,339	1,695	18	1,713
Items of other comprehensive income (loss) (net of tax)	-	-	-	(33)	-	(33)
Total comprehensive income for the period	1,352	(13)	1,339	1,662	18	1,680

The attached notes are an integral part of these pro forma consolidated interim financial statements.

5

Pro Forma Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income (Contd.)

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	2,602	-	2,602	2,232	432	2,664
Costs of activity
Depreciation and amortization	457	(11)	446	327	121	448
Salaries	506	-	506	437	66	503
General and operating expenses	1,000	-	1,000	822	216	1,038
Other operating income, net	(13)	-	(13)	(25)	-	(25)
	1,950	(11)	1,939	1,561	403	1,964

Operating profit	652	11	663	671	29	700
Financing expenses (income)
Financing expenses	106	3	109	125	31	156
Financing income	(6)	-	(6)	(86)	45	(41)
Financing expenses, net	100	3	103	39	76	115

Profit after financing expenses, net	552	8	560	632	(47)	585
Share in earnings (losses) of equity accounted investees	(1)	-	(1)	(34)	34	-
Profit before income tax	551	8	559	598	(13)	585
Income tax	144	(2)	142	170	(11)	159
Profit for the period	407	10	417	428	(2)	426
Earnings per share (NIS)
Basic earnings per share	0.15	-	0.15	0.16	-	0.16

Diluted earnings per share	0.15	-	0.15	0.16	(0.01)	0.15

Condensed Consolidated Interim Statements of Comprehensive Income

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	407	10	417	428	(2)	426
Items of other comprehensive income (loss) (net of tax)	(33)	-	(33)	(24)	-	(24)
Total comprehensive income for the period	374	10	384	404	(2)	402

The attached notes are an integral part of these pro forma consolidated interim financial statements

6

Pro Forma Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

Pro Forma Condensed Consolidated Interim Statements of Income (Contd.)

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million

Revenues	9,055	1,710	10,765
Costs of activity
Depreciation and amortization	1,281	484	1,765
Salaries	1,768	267	2,035
General and operating expenses	3,366	872	4,238
Other operating income, net	(586)	1	(585)
	5,829	1,624	7,453

Operating profit	3,226	86	3,312
Financing expenses (income)
Financing expenses	486	98	584
Financing income	(356)	188	(168)
Financing expenses, net	130	286	416

Profit after financing expenses, net	3,096	(200)	2,896
Share in losses of equity-accounted investees	(170)	165	(5)
Profit before income tax	2,926	(35)	2,891
Income tax	815	(47)	768
Profit for the year	2,111	12	2,123
Earnings per share (NIS)
Basic earnings per share	0.77	0.01	0.78

Diluted earnings per share	0.77	-	0.77

Condensed Consolidated Interim Statements of Comprehensive Income

	Year ended December 31, 2014
	Prior to the pro forma event	Adjustments for pro forma information	Pro forma information
	(Audited)	(Audited)	(Audited)
	NIS million	NIS million	NIS million
Profit for the year	2,111	12	2,123
Items of other comprehensive loss (net of tax)	(36)	-	(36)
Total comprehensive income for the year	2,075	12	2,087

The attached notes are an integral part of these pro forma consolidated interim financial statements.

7

Notes to the Pro Forma Consolidated Interim Financial Statements as at June 30, 2015 (Unaudited)

1.	General

1.1	These pro forma consolidated interim financial statements are prepared in accordance with Regulation 38B of the Israel Securities Regulations (Periodic and Immediate Reports), 1970 and refer to the gain of control in DBS. Up to March 23, 2015, the Company held 49.78% of DBS shares and accounted for this investment using the equity method. On this date, the general meeting of the Company's shareholders approved the acceptance of the merger terms and exercise of the option, and the Company's engagement in the Acquisition Transaction, as described in Note 4.2 to the Group's interim financial statements. As from March 23, 2015, the Company consolidates the financial statements of DBS in the Group's financial statements.

1.2	The pro forma consolidated interim financial statements are based on the condensed consolidated interim financial statements of the Company and the condensed interim financial statements of DBS as at September 30, 2015, which were prepared in accordance with IAS 34, Interim Financial Reporting.

2.	Assumptions and adjustments used to prepare the pro forma interim financial statements

2.1	The pro forma consolidated financial statements have been prepared to reflect the results of the Company's operations for the nine and three months ended September 30, 2015 and September 30, 2014, and for the year ended December 31, 2014. The reports were prepared under the assumption that the business combination with DBS, which is described in Note 4.2 to the Group's condensed consolidated interim financial statements, was completed on January 1, 2013.

2.2	Prior to gaining control in DBS, as described above, the Company held 49.78% of its shares and accounted for this investment using the equity method. Accordingly, the consolidated statements of income included equity gains for this investment. In addition, for the purpose of the pro forma statement of income, the equity gains that were recognized up to March 23, 2015 were eliminated. In addition, a profit of NIS 12 million from acquisition of control was eliminated in the pro forma statement of income for the nine months ended September 30, 2015.

2.3	Income and expenses arising from transactions between the Company and DBS were eliminated in the pro forma consolidated statements.

2.4	The adjustments for pro forma information include amortization of excess cost amounting to NIS 13 million and NIS 112 million for the nine months ended September 30, 2015 and September 30, 2014, respectively, NIS 37 million for the three months ended September 30, 2014, and NIS 149 million for the year ended December 31, 2014. In addition, reduced amortization of excess costs amounting to NIS 8 million was recorded for the three months ended September 30, 2015. The amortization was based on the estimated projected useful life of the excess cost as at the date of the business combination.

2.5	The Company assumes that there is no change in measurement of the fair value of DBS, allocation of excess cost, and the contingent consideration in the periods.

8

Bezeq The Israel Telecommunication Corporation Ltd.

Condensed Separate Interim Financial Information as at September 30, 2015

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2015 and for the six and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 594 million as of September 30, 2015, and the profit from this investee company amounted to NIS 5 million for the nine month period then ended. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 18, 2015

2

Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

Condensed Interim Information of Financial Position

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets
Cash and cash equivalents	346	968	248
Investments, including derivatives	878	2,442	2,175
Trade receivables	756	714	720
Other receivables	103	184	107
Dividend receivable	172	295	-
Inventories	5	6	4
Loans provided to investees	289	262	261
Assets classified as held for sale	6	33	22
Total current assets	2,555	4,904	3,537

Investments	99	74	86
Trade and other receivables	147	29	51
Property, plant and equipment	4,749	4,574	4,620
Intangible assets	263	302	295
Investment in investees	7,070	6,202	6,325
Loans provided to investees	83	304	272
Deferred tax assets	-	121	-
Total non-current assets	12,411	11,497	11,649

Total assets	14,966	16,401	15,186

3

Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

Condensed Interim Information of Financial Position (contd.)

	September 30, 2015	September 30, 2014	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	1,664	1,568	1,570
Loan from an investee	434	434	-
Trade payables	136	100	167
Other payables, including derivatives	580	623	553
Current tax liabilities	716	581	590
Provisions (Note 5)	53	99	48
Employee benefits	220	320	223
Liability to Eurocom DBS Ltd, related party	101	-	-
Dividend payable	933	1,267	-
Total current liabilities	4,837	4,992	3,151

Debentures and loans	7,673	9,053	8,787
Loan from an investee	-	-	434
Employee benefits	211	198	203
Deferred tax liabilities	42	-	1
Derivatives	109	63	94
Other liabilities	69	71	75
Total non-current liabilities	8,104	9,385	9,594

Total liabilities	12,941	14,377	12,745

Equity
Share capital	3,864	3,851	3,855
Share premium	314	222	253
Reserves	365	452	416
Deficit	(2,518)	(2,501)	(2,083)
Total equity attributable to equity holders of the Company	2,025	2,024	2,441

Total liabilities and equity	14,966	16,401	15,186

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 18, 2015

The attached notes are an integral part of these condensed separate interim financial information.

4

Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

Condensed Interim Information of Profit or Loss

	Nine months ended September 30			Three months ended September 30			Year ended December 31
	2015	2014		2015	2014		2014
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million	NIS million		NIS million

Revenues (Note 2)	3,319	3,231		1,101	1,081		4,317

Cost of operations
Depreciation and amortization	540	518		184	178		688
Salaries	685	678		232	227		895
Operating and general expenses (Note 3)	542	581		186	203		777
Other operating income, net (Note 4)	(169)	(19)		(13)	(25)		(23)
Cost of Activities	1,598	1,758		589	583		2,337

Operating profit	1,721	1,473		512	498		1,980
Financing expenses (income)
Financing expenses	333	355		142	125		472
Financing income	(20)	(35	)*	(4)	(8	)*	(72	)*
Financing expenses, net	313	320		138	117		400

Profit after financing expenses, net	1,408	1,153		374	381		1,580
Share in earnings of investees, net	368	886	*	151	165	*	1,009	*
Profit before income tax	1,776	2,039		525	546		2,589
Taxes on income	424	344		118	118		478
Profit for the period attributable to the owners of the Company	1,352	1,695		407	428		2,111
*	Reclassified due to changes in accounting policy, see Note 1.3

Condensed Interim Information of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,352	1,695	407	428	2,111
Items of other comprehensive income (loss) for the period, including actuarial and hedging income, net of tax	-	(33)	(33)	(24)	(36)

Total comprehensive income for the period attributable to equity holders of the Company	1,352	1,662	374	404	2,075

The attached notes are an integral part of these condensed separate interim financial information.

5

Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

Condensed Interim Information of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	1,352	1,695	407	428	2,111
Adjustments:
Depreciation and amortization	540	518	184	178	688
Share in earnings of investees, net	(368)	(886)*	(151)	(165)*	(1,009)*
Financing expenses - net	318	329 *	140	124 *	432 *
Profit from gaining control in an investee	(12)	-	-	-	-
Capital gain, net	(170)	(148)	(13)	(28)	(175)
Income tax expenses	424	344	118	118	478
Sundries	(6)	(1)	(3)	-	3

Change in trade and other receivables	(36)	60	40	11	59
Change in trade and other payables	(57)	28	54	44	85
Change in provisions	5	(11)	(5)	(8)	(62)
Change in employee benefits	(9)	96	2	(17)	3

Net cash (used in) from operating activities due to transactions with subsidiaries	(24)	(2)	(1)	4	5

Net income tax paid	(267)	(262)	(86)	(90)	(359)
Net cash flows from operating activities	1,690	1,760	686	599	2,259
Cash flows from investing activities
Investment in intangible assets	(51)	(59)	(14)	(20)	(82)
Proceeds from the sale of property, plant and equipment	113	139	21	69	221
Acquisition of financial assets held for trading and others	(1,029)	(1,430)	(300)	(810)	(2,654)
Proceeds from the sale of financial assets held for trading and others	2,329	125	149	31	1,617
Purchase of property, plant and equipment	(601)	(568)	(216)	(190)	(740)
Sundries	(6)	(4)	(8)	(6)	(14)
Net cash from investment activities due to transactions with subsidiaries	223	598	26	9	931
Net cash provided by (used in) investment activities	978	(1,199)	(342)	(917)	(721)
Cash flow from finance activities
Issue of debentures and receipt of loans	-	1,146	-	1,146	1,446
Repayment of debentures and loans	(802)	(373)	(50)	(50)	(920)
Dividend paid	(844)	(802)	-	-	(2,069)
Payment to Eurocom DBS for acquisition of shares and DBS loans	(680)	-	-	-	-
Interest paid	(217)	(234)	(17)	(21)	(421)
Sundries	(7)	(1)	4	4	3
Net cash (used in) from operating activities due to transactions with subsidiaries	(20)	434	-	-	434
Net cash from operations (used for financing operations)	(2,570)	170	(63)	1,079	(1,527)
Increase in cash and cash equivalents, net	98	731	281	761	11
Cash and cash equivalents at beginning of period	248	237	65	207	237
Cash and cash equivalents at the end of the period	346	968	346	968	248

* Reclassified due to changes in accounting policy, see Note 1.3

The attached notes are an integral part of these condensed separate interim financial information.

6

Notes to the Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1.	Definitions

The Company: Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2014.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation. They should be read in conjunction with the separate financial statements for the year ended December 31, 2014 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2015 ("the Consolidated Financial Statements").

Other than that provided in section 1.3 above, the accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2014.

1.3.	Changes in accounting policies

As a result of completion of the acquisition transaction for the entire holdings of Eurocom DBS of DBS shares and shareholder loans on June 24, 2015, as set out in Note 4 to the Consolidated Financial Statements, the Company adjusted its accounting policies with regard to presentation of financing income with regard to the shareholders loans provided to DBS.

Prior to the acquisition of the entire holders in the shares and shareholders' loans of DBS, the Company presented the financing revenues from the shareholders' loans under a finance revenue item in the statement of income and the Company's share regarding DBS's financing expenses were presented under the item Share in earnings (losses) of investees. As the result of acquisition of 100% of the rights in DBS and in view of the Company's opinion that it is not expected to collect such financing revenues, the Company decided that the financing revenue regarding the shareholders' loans to DBS should be presented net of DBS earnings (losses) in the statement of income included in the separate financial information.

The change of accounting policy was adopted retrospectively. Breakdown of the effect of retrospective application on the relevant items in the statement of income:

	Nine months ended September 30, 2014 (Unaudited)
	As previously presented	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	355	-	355
Financing income	(196)	161	(35)
Financing expenses - net	159	161	320

Share in earnings of investees, net	725	161	886

7

Notes to the Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

	Three months ended September 30, 2014 (Unaudited)
	As previously presented	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	125	-	125
Financing income	(69)	61	(8)
Financing expenses - net	56	61	117

Share in earnings of investees, net	104	61	165

	Year ended December 31, 2014 (Audited)
	As previously presented	Effect of retrospective application	As reported in these financial statements
	NIS million	NIS million	NIS million
Financing expenses	472	-	472
Financing income	(285)	213	(72)
Financing expenses - net	187	213	400

Share in earnings of investees, net	796	213	1,009

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	1,194	1,259	395	418	1,668
Internet - infrastructure	1,155	1,030	385	353	1,394
Transmission and data communication	797	765	267	251	1,022
Other services	173	177	54	59	233
	3,319	3,231	1,101	1,081	4,317

3.	Operating and general expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	152	165	54	57	217
Sales and marketing	144	159	49	59	213
Interconnectivity and payments to communications operators	110	123	35	42	161
Services and maintenance by sub-contractors	47	45	17	14	61
Vehicle maintenance	57	56	21	20	76
Terminal equipment and materials	32	33	10	11	49
	542	581	186	203	777

8

Notes to the Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

4.	Other operating expenses (income), net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit from disposal of property plant and equipment (mainly real estate property)	(170)	(148)	(13)	(28)	(175)
Provision for contingent claims, net	12	(4)	-	(5)	(24)
Provision for voluntary redundancy severance payments	1	133	-	8	176
Profit from gaining control in DBS Satellite Services (1998) Ltd.	(12)	-	-	-	-
Other operating income, net	(169)	(19)	(13)	(25)	(23)

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 53 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of September 30, 2015 due to litigation filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 2,974 million. This amount includes exposure of NIS 2 billion for a claim filed by shareholders against the Company and officers of the Company which has been estimated by the applicant to be NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined). In addition, of this exposure amount, NIS 372 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. There is also additional exposure of NIS 417 million for claims, the chances of which cannot as yet be assessed. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to the date of the financial statements, claims were filed to a total amount of NIS 630 million, as well as a claim that does not contain a financial estimate, the chances of which cannot as yet be assessed.

For further information concerning contingent liabilities see Note 6 to the Consolidated Financial Statements.

6.	Dividends from investees

6.1	In May 2015, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in March 2015, in the amount of NIS 159 million.

6.2	In May 2015, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in March 2015, in the amount of NIS 82 million.

6.3	In October 2015, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in August 2015, in the amount of NIS 84 million.

6.4	In October 2015, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in August 2015, in the amount of NIS 88 million.

9

Notes to the Condensed Separate Interim Financial Information as at September 30, 2015 (unaudited)

7.	Subsequent events

7.1	For additional information regarding business combinations with DBS, see Note 4.2 to the Consolidated Financial Statements.

7.2	On March 8, 2015 the Company provided Bezeq International a loan in the amount of NIS 50 million to be repaid in one lump sum on March 8, 2016. This loan bears annual interest of 3.05%.

7.3	For further information regarding guarantees provided for assuming DBS's undertakings to pay the full balance of its debts to holders of Debentures Series B and Debentures 2012, see Note 4.2.6 to the Consolidated Financial Statements.

7.4	For further information regarding early redemption of DBS debentures and a loan provided to DBS see Note 14.3 to the Consolidated Financial Statements.

10